                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D*

                   Under the Securities Exchange Act of 1934

                                 HBO & COMPANY
________________________________________________________________________________
                                (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                           (CUSIP Number 404100109)
________________________________________________________________________________


                                David P. Bailis
                             Senior Vice President,
                                 Secretary and
                                General Counsel
                             First Data Corporation
                            2121 North 117th Avenue
                             Omaha, Nebraska  68164
                                 (402) 498-2170
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 17, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page __ of __ Pages

                          Exhibit Index is on Page __

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 404100109                                      PAGE 2 OF 11 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Data Corporation          IRS No. 47-0731996
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  404100109                                          PAGE 3 OF 11 PAGES
         ---------------                                          ---   ---


     Item 1.  Security and Issuer.
              -------------------

              The title and class of equity securities to which this statement relates is the Common Stock, par value $.05 per share (the "Company Common Stock"), of HBO & Company, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 301 Perimeter Center North, Atlanta, Georgia 30346.

     Item 2.  Identity and Background.
              -----------------------

              (a)-(e) This statement is being filed by First Data Corporation, a Delaware corporation ("First Data"). First Data provides high quality, high volume information processing and related services to specific client groups: the transaction card, payment instruments, teleservices, mutual fund, receivables and information management industries. The principal business and office address of First Data is 11718 Nicholas Street, Omaha, Nebraska 68154.

              The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

                                       Present
                                 Principal Occupation
           Name                     or Employment            Name and Business Address /(1)/
           ----                ------------------------      -------------------------------
     Henry C. Duques*          Chairman of the Board,        First Data Corporation
                               Chief Executive               401 Hackensack Avenue
                               Officer and President         7th Floor
                               of First Data                 Hackensack, NJ  07601

     Charles T. Fote           Executive Vice President      First Data Corporation
                               of First Data                 6200 South Quebec
                                                             Suite 335
                                                             Englewood, CO  80111

     Walter M. Hoff            Executive Vice President      First Data Corporation
                               of First Data                 10825 Farnam Drive
                                                             Omaha, NE  68154

     Robert J. Levenson*       Executive Vice President      First Data Corporation
                               of First Data                 401 Hackensack Avenue
                                                             7th Floor
                                                             Hackensack, NJ  07601

     Edward C. Nafus           Executive Vice President      FDR Limited


                                 SCHEDULE 13D

CUSIP NO.  404100109                                          PAGE 4 OF 11 PAGES
         ---------------                                          ---   ---

                               of First Data                 Fourth Floor, North Wing
                                                             Christopher Martin Road
                                                             Basildon, Essex, UK  55149AA

     Lee Adrean                Executive Vice President      First Data Corporation
                               and Chief Financial Officer   401 Hackensack Avenue
                               of First Data                 7th Floor
                                                             Hackensack, NJ  07601

     David P. Bailis           Senior Vice President,        First Data Corporation
                               Secretary and General         2121 North 117th Avenue
                               Counsel of First Data         Omaha, NE  68164

     Cheryl L. King            Vice President and            First Data Corporation
                               Controller of First Data      11718 Nicholas Street
                                                             Omaha, NE  68154

     Ben Burdetsky*            Professor, George             4619 N. Dittmar Road/(2)/
                               Washington University         Arlington, VA  22207

     Courtney F. Jones*        Retired                       500 E. 77th Street/(2)/
                                                             Apt. 2224
                                                             New York, NY  10162

     James D. Robinson III*    President of                  J. D. Robinson Inc.
                               J. D. Robinson Inc.           126 E. 56th Street
                               (financial consulting)        26th Floor
                                                             New York, NY  10022

     Charles T. Russell*       Retired                       c/o Visa International
                                                             900 Metro Center Blvd.
                                                             Foster City, CA  94404

     Bernard L. Schwartz*      Chairman of the Board and     Loral Corporation
                               Chief Executive Officer       600 Third Avenue
                               of Loral Corporation          36th Floor
                               (diversified electronic       New York, NY  10016
                               systems)

     Garen K. Staglin*         Chairman of the Board and     Safelite Glass Corporation
                               Chief Executive Officer of    1105 Schrock Road
                               Safelite Glass Corporation    7th Floor
                               (glass manufacturer)          Columbus, OH  43229

     ____________________
          (1) Description of the principal business of First Data has been omitted from the table. Unless otherwise noted, all addresses are business addresses.
          (2)  Residence address.


               Neither First Data nor, to the knowledge of First Data, any of the executive officers and directors identified above, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic

                                 SCHEDULE 13D

CUSIP NO.  404100109                                          PAGE 5 OF 11 PAGES
         ---------------                                          ---   ---


     violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) First Data is a Delaware corporation. Each of the executive officers and directors identified under Item 2(a)-(e) is a citizen of the United States of America.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

               In connection with the closing (the "Closing") on June 17, 1995 of the transactions contemplated by the Stock Purchase Agreement dated as of May 16, 1995 and amended as of June 17, 1995 (the "Stock Purchase Agreement"), among First Data, FDC Health Inc., a Nebraska corporation ("FDC Health"), First Data Health Systems Corporation, a Delaware corporation ("FDHSC"), the Company and HBO & Company of Georgia, a Delaware corporation ("HBO of Georgia"), the Company issued 4,000,000 shares of Company Common Stock, and paid $500,000 in cash and $100,000 in the form of a promissory note, to First Data in exchange for the transfer to HBO of Georgia of all of the issued and outstanding shares of capital stock of FDHSC. Copies of the Stock Purchase Agreement and the amendment thereto are included as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by this reference.

     Item 4.  Purpose of Transaction.
              ----------------------

               The information contained in Item 3 is incorporated herein by reference.

               At the Closing, First Data and the Company entered into a Shareholder Agreement (the "Shareholder Agreement") which limits First Data's ability to acquire additional securities of the Company such that First Data, its subsidiaries and any member of a group (a "Group"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of which First Data or a subsidiary of First Data is a member shall not acquire additional securities of the Company if, after such purchase, the securities of the Company owned by First

                                 SCHEDULE 13D

CUSIP NO.  404100109                                          PAGE 6 OF 11 PAGES
         ---------------                                          ---   ---


     Data, its subsidiaries and any Group of which First Data or any of its subsidiaries is a member would represent more than 12% of the total combined voting power of the outstanding voting securities of the Company (assuming conversion of any outstanding convertible securities and the exercise of any outstanding options or rights to purchase voting securities or convertible securities of the Company).

               Pursuant to the Shareholder Agreement, First Data may not transfer securities of the Company except (a) pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), as in effect from time to time or any successor to such rule, (b) through a bona fide underwritten public offering registered under the Securities Act, (c) by a disposition covered by any other registration statement relating to equity securities of the Company filed by the Company under the Securities Act,
     (d) in one or more transactions exempt from registration under the Securities Act (other than by reason of Rule 144), (e) in a merger or consolidation in which the Company is acquired, or in connection with a plan of liquidation of the Company, or (f) in response to an offer to purchase or exchange for cash or other consideration any securities of the Company (i) which is made by or on behalf of the Company or (ii) which is made by or on behalf of any other person or Group. Furthermore, the Shareholder Agreement provides that First Data may not transfer any securities of the Company pursuant to clause (d) above (i) to certain competitors of the Company identified in the Shareholder Agreement or to any Group of which any such competitor is a member, (ii) to any person or Group who, prior to such transfer, does not agree in writing to be bound by all of the terms of the Shareholder Agreement or (iii) to any Person who has filed a statement on Schedule 13D under the Exchange Act in respect of the Company Common Stock, unless, in the case of clause (iii), First Data has delivered a written notice to the Company of its intent to transfer such securities as aforesaid to such person and, within 5 business days after receipt thereof, the Company has not delivered to First Data a certificate of the Company signed by its President and Chief Executive Officer stating that the Board of Directors of the Company has made a reasonable good faith determination that such person presently intends to make an unsolicited attempt to acquire control of the Company.

                                 SCHEDULE 13D

CUSIP NO.  404100109                                          PAGE 7 OF 11 PAGES
         ---------------                                          ---   ---


               The Shareholder Agreement also provides that First Data, its subsidiaries and any Group of which First Data or any of its subsidiaries is a member will not, without the prior approval of a majority of the Board of Directors of the Company, solicit proxies with respect to any voting securities of the Company or become a "participant" in any "solicitation" (as such terms are used in Rule 14a-11 under the Exchange Act) relating to the election of directors of the Company, or join a partnership, limited partnership, syndicate or other Group, or otherwise act in concert with any other person or Group for the purpose of acquiring, holding, voting or disposing of voting securities of the Company.

               In addition, the Shareholder Agreement provides that the Company shall, upon written notice of First Data, take all necessary steps to increase the size of the Board of Directors of the Company from 9 to 10 members and to appoint the Chief Executive Officer of First Data (the "FDC Representative") as a member of the Board of Directors of the Company. Following such appointment, and for so long thereafter as the Shareholder Agreement shall be in effect, the Board of Directors of the Company shall take all steps necessary to secure the election by the stockholders of the Company of the FDC Representative to the Board of Directors of the Company, including, without limitation, the designation of the FDC Representative as a nominee for director in the annual proxy materials distributed by the Company in connection with its annual meetings of stockholders.

               The Shareholder Agreement shall terminate the earlier of (a) June 17, 2000 and (b) the date on which First Data, its subsidiaries and any Group of which First Data and any of its subsidiaries is a member no longer own securities representing 5% or more of the voting power of the Company.

               At the Closing, First Data and the Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which First Data has certain rights to cause the Company to register the shares of the Company Common Stock issued to First Data at the Closing under the Securities Act for the purpose of allowing First Data to dispose of such shares by means of a registered offering thereof. The Registration Rights Agreement also grants First Data certain rights to require that the Company include all or a portion of the shares of Company Common Stock issued to First Data at the Closing in certain registration

                                 SCHEDULE 13D

CUSIP NO.  404100109                                          PAGE 8 OF 11 PAGES
         ---------------                                          ---   ---


     statements filed by the Company under the Securities Act on its own behalf or on behalf of any of its stockholders other than First Data.

               The Shareholder Agreement and the Registration Rights Agreement are included as Exhibits 3 and 4, respectively, and incorporated herein by this reference, and the foregoing description of such agreements is qualified in its entirety by reference to such Exhibits.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

               (a) At the Closing, First Data received from the Company 4,000,000 shares of Company Common Stock, representing 11.1% of the outstanding shares of Company Common Stock (such percentage being calculated based on the representation of the Company to First Data, contained in the Stock Purchase Agreement, that on May 16, 1995 there were 32,077,055 shares of Company Common Stock issued and outstanding). Except as set forth in this Item 5(a), neither First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above beneficially owns any shares of Company Common Stock.

               (b) First Data has the sole voting power and sole dispositive power over the 4,000,000 shares of Company Common Stock delivered to it at the Closing. The information contained in Item 5(a) is incorporated herein by reference.

               (c) The information contained in Item 5(a) is incorporated herein by reference. Except as set forth in this Item 5(c), neither First Data nor, to the knowledge of First Data, any of the executive officers or directors of First Data identified in Item 2 above have effected transactions in the Company Common Stock in the last 60 days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
              ----------------------------------------

                                 SCHEDULE 13D

CUSIP NO.  404100109                                          PAGE 9 OF 11 PAGES
         ---------------                                          ---   ---


               The information set forth under Items 3, 4 and 5 of this statement is incorporated herein by reference.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------

     Exhibit Number      Description
     --------------      -----------

          1. Stock Purchase Agreement dated as of May 16, 1995, among First Data Corporation, FDC Health Inc., First Data Health Systems Corporation, HBO & Company and HBO & Company of Georgia.

          2. Letter Agreement dated as of June 17, 1995 among First Data Corporation, FDC Health Inc., First Data Health Systems Corporation, HBO & Company and HBO & Company of Georgia amending the Stock Purchase Agreement.

          3. Shareholder Agreement dated as of June 17, 1995 between First Data Corporation and HBO & Company.

          4. Registration Rights Agreement dated as of June 17, 1995 between First Data Corporation and HBO & Company.

                                 SCHEDULE 13D

CUSIP NO.  404100109                                         PAGE 10 OF 11 PAGES
         ---------------                                          ---   ---


                                   SIGNATURE
                                   ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  June 22, 1995


                                       FIRST DATA CORPORATION


                                       By:     /s/ David P. Bailis
                                           -----------------------
                                           Name:  David P. Bailis
                                           Title: Senior Vice President,
                                                  Secretary and General Counsel

                                 SCHEDULE 13D

CUSIP NO.  404100109                                         PAGE 11 OF 11 PAGES
         ---------------                                          ---   ---


                                 Exhibit Index
                                 -------------


Exhibit No.                    Description
- -----------    --------------------------------------------
[S]            [C]
   1.          Stock Purchase Agreement dated as of
               May 16, 1995, among First Data
               Corporation, FDC Health Inc., First
               Data Health Systems Corporation, HBO
               & Company and HBO & Company of
               Georgia.

   2.          Letter Agreement dated as of June 17,
               1995 among First Data Corporation,
               FDC Health Inc., First Data Health
               Systems Corporation, HBO & Company
               and HBO & Company of Georgia amending
               the Stock Purchase Agreement.

   3.          Shareholder Agreement dated as of
               June 17, 1995 between First Data
               Corporation and HBO & Company.

   4.          Registration Rights Agreement dated
               as of June 17, 1995 between First
               Data Corporation and HBO & Company.

                                                                       Exhibit 1

                            STOCK PURCHASE AGREEMENT


          THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of May 16, 1995, among FIRST DATA CORPORATION, a Delaware corporation ("FDC"); FDC HEALTH INC., a Nebraska corporation and a wholly owned subsidiary of FDC ("FDC Health"); FIRST DATA HEALTH SYSTEMS CORPORATION, a Delaware corporation and wholly owned subsidiary of FDC Health (the "Company"); HBO & COMPANY, a Delaware corporation ("Parent"); and HBO & COMPANY OF GEORGIA, a Delaware corporation and wholly owned subsidiary of Parent (the "Buyer").


                              W I T N E S S E T H:
                              -------------------


          WHEREAS, FDC is the owner of all the outstanding shares of capital stock of FDC Health, and FDC Health is the owner of all the outstanding shares of capital stock of the Company;

          WHEREAS, the Company and the Subsidiaries (as such term is defined in Section 1.1) are collectively engaged in the business of providing health care, patient and financial information systems and services to hospitals, integrated health care delivery systems, medical group practices and medical facilities (the "Business");

          WHEREAS, FDC desires to sell to Buyer, and Buyer desires to purchase from FDC, through FDC Health, all the capital stock of the Company, all on the terms and subject to the conditions set forth herein;

          WHEREAS, simultaneously with the Closing (as such term is defined in Section 1.1), the Company intends to distribute to FDC Health all of the capital stock of ACB Business Services, Inc., a Delaware corporation ("ACB"), and The Shareholder Services Group, Inc., a Massachusetts corporation ("TSSG"), both wholly owned subsidiaries of the Company; and

          WHEREAS, at the Closing, FDC and/or the Company and Parent and/or Buyer shall enter into the FDC Ancillary Agreements and the Buyer Ancillary Agreements, respectively, including (i) the Registration Rights Agreement (the "Registration Rights Agreement") in the form attached hereto as Exhibit 1, (ii) the Human Resources Agreement (the "Human Resources Agreement") in the form attached hereto as Exhibit 2, (iii) the Transition Services Agreement (the "Transition Services Agreement") in the form attached hereto as Exhibit 3, (iv) the Shareholder Agreement (the "Shareholder Agreement") in the form attached hereto as Exhibit 4; (v) the Trademark License Agreement (the "Trademark License Agreement") in the form attached hereto as Exhibit 5; and
(vi) the sublease agreement described in Section 9.7.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed between FDC, FDC Health and the Company, on the one hand, and Parent and Buyer, on the other hand, as follows:


                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

          SECTION 1.1. DEFINITIONS. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms. Any agreement, statute or regulation referred to in this Agreement shall mean such agreement, statute or regulation as amended, supplemented and modified from time to time, but only, in the case of any such agreement, to the extent permitted by the applicable provisions thereof and by this Agreement.

          "ACB" has the meaning specified in the fourth recital of this Agreement.

          "ACQUISITION PROPOSAL" has the meaning specified in Section 7.5.

          "AFFILIATE" means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

          "APPRAISAL" has the meaning specified in Section 8.3(g)(iii).

          "APPRAISER" has the meaning specified in Section 8.3(g)(iii).

          "AVERAGE STOCK PRICE" has the meaning specified in Section 3.1.

          "BENEFIT PLANS" has the meaning specified in Section 5.9.

          "BUSINESS" has the meaning specified in the second recital to this Agreement.

          "BUSINESS COMBINATION" has the meaning specified in Section 3.2.

          "BUYER" has the meaning specified in the first paragraph of this Agreement.

          "BUYER ANCILLARY AGREEMENTS" means all agreements, instruments and documents being or to be executed and delivered by Buyer or Parent under this Agreement or in connection herewith, including, without limitation, the Registration Rights Agreement, the Human Resources Agreement, the Transition Services Agreement, the Shareholder Agreement and the Trademark License Agreement.

          "BUYER GROUP MEMBER" means Buyer and its Affiliates (including Parent and, after the Closing, the Company and the Subsidiaries), directors, officers, employees, agents, attorneys and consultants and their respective successors and assigns.

          "BUYER STOCK CONSIDERATION" has the meaning specified in Section
3.1(b).

          "CASH CONSIDERATION" has the meaning specified in Section 3.1(a).

          "CLAIM NOTICE" has the meaning specified in Section 11.3(a).

          "CLOSING" means the closing of the transfer of the Shares from FDC to Buyer in exchange for the Buyer Stock Consideration and the Cash Consideration.

          "CLOSING DATE" has the meaning specified in Section 4.1.

          "CODE" means the Internal Revenue Code of 1986, as amended.

          "COMPANY" has the meaning specified in the first paragraph of this Agreement.

          "COMPANY SOFTWARE" has the meaning specified in Section 5.11(g).

          "CONFIDENTIALITY AGREEMENT" means that certain Confidentiality Agreement dated August 5, 1994, as amended by Amendment No. 1 to the Confidentiality Agreement dated September 22, 1994, between Buyer and FDC, by a letter dated October 4, 1994, to John S. Zieser, Esq. from Robert W. Smith, Esq., counsel to Parent (which letter constitutes Amendment No. 2 to the Confidentiality Agreement) and by Amendment No. 3 to the Confidentiality Agreement dated as of the date hereof between Parent and FDC.

          "COPYRIGHTS" mean United States and foreign registered copyrights and pending applications to register the same of the Company and the Subsidiaries.

          "COURT ORDER" means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

          "CUSTOMER CONTRACT" has the meaning specified in Section 5.14(A).

          "DOL" means the United States Department of Labor.

          "ERISA" means the Employee Retirement Income Security Act of 1974.

          "ERISA AFFILIATE" means, with respect to a Person, any other Person that is required to be aggregated with such Person under Section 414(b), (c),
(m) and/or (o) of ERISA at any time prior to the Closing Date.

          "ERISA PLAN" has the meaning specified in Section 5.9.

          "ENCUMBRANCE" means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title or other restrictions of a similar kind.

          "EXCLUDED TAXES" have the meaning specified in Section 8.3(b).

          "EXPENSES" means any and all reasonable expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including, without limitation, court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, accountants and other professionals); provided, however, that in respect of the indemnification obligations of FDC to the Buyer Group Members under Section 11.1(a)(iv), "EXPENSES" means 50% of any and all of the foregoing items incurred by any Buyer Group Member and indemnifiable under
Section 11.1(a)(iv).

          "FDC" has the meaning specified in the first paragraph of this Agreement.

          "FDC ANCILLARY AGREEMENTS" means all agreements, instruments and documents being or to be executed and delivered by FDC, an Affiliate of FDC, FDC Health or the Company under this Agreement or in connection herewith, including, without limitation, the Registration Rights Agreement, the Human Resources Agreement, the Transition Services Agreement, the Shareholder Agreement, the Trademark License Agreement and the sublease agreement described in Section 9.7.

          "FDC GROUP MEMBER" means FDC and its Affiliates, directors, officers, employees, agents, attorneys and consultants and their respective successors and assigns.

          "FDC HEALTH" has the meaning specified in the first paragraph of this Agreement.

          "FDC NOTICED BREACH" has the meaning specified in the first paragraph of Article IX.

          "FDC TAX GROUP" means the "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that includes FDC.

          "FINANCIAL STATEMENT" means the unaudited consolidated balance sheet of the Business as of the Financial Statement Date, and the related statements of income, shareholder's equity and cash flows for the 3 months then ended, included in Schedule 5.5.

          "FINANCIAL STATEMENT DATE" means March 31, 1995.

          "FOREIGN PLANS" has the meaning specified in Section 5.9 (o).

          "GAAP" means United States generally accepted accounting principles, consistently applied, in effect at the applicable date, or at the date of the financial statement to which it refers.

          "GOVERNMENTAL BODY" means any foreign, federal, state, local or other governmental authority or regulatory body.

          "GOVERNMENTAL PERMITS" have the meaning specified in Section 5.12.

          "HAZARDOUS SUBSTANCE" has the meaning specified in Section 5.17.

          "HBO NOTICED BREACH" has the meaning specified in the first paragraph of Article X.

          "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          "HUMAN RESOURCES AGREEMENT" has the meaning specified in the fifth recital to this Agreement.

          "IMMIGRATION LAWS" has the meaning specified in Section 5.19.

          "INDEMNIFIED PARTY" has the meaning specified in Section 11.3(a).

          "INDEMNITOR" has the meaning specified in Section 11.3(a).

          "INTELLECTUAL PROPERTY" means Copyrights, Patent Rights, Trademarks and Trade Secrets of the Company and the Subsidiaries.

          "KNOWLEDGE OF COMPANY" means, as to a particular matter, the actual knowledge of the following persons: Larry Ferguson, Edward Bowman, Henry Abelman, Linda Quaranto, Barbara Piatt, Jim Bodenbender, Ivan Boyd, Chuck Miller, Norm Kessling, Eddie Quibell, Robert Levenson and David Bailis.

          "KNOWLEDGE OF FDC" means, as to a particular matter, the actual knowledge of the following persons: Henry Duques, Robert Levenson, Walter Hoff, Larry Hain, David Treinen, David Bailis and John Zieser.

          "KNOWLEDGE OF PARENT" means, as to a particular matter, the actual knowledge of the following persons: Charles W. McCall, James A. Gilbert, Jay P. Gilbertson and Timothy S. Heyerdahl.

          "LICENSED SOFTWARE" has the meaning specified in Section 5.11(f).

          "LOSSES" means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges; provided, however, that in respect of the indemnification obligations of FDC to the Buyer Group Members under Section 11.1(a)(iv), "LOSSES" means 50% of any and all of the foregoing items incurred by any Buyer Group Member and indemnifiable under Section 11.1(a)(iv).

          "MATERIAL ADVERSE EFFECT" means a material adverse effect on or change in any of the business, financial condition, results of operations, assets or liabilities of the Company and the Subsidiaries, in each case taken as a whole.

          "MATERIAL ADVERSE EFFECT ON PARENT AND BUYER" means a material adverse effect on or change in any of the business, financial condition, results of operations, assets or liabilities of Parent and Buyer, in each case taken as a whole.

          "NASDAQ" has the meaning specified in Section 3.1.

          "NOTICE OF CONTEST" has the meaning specified in Section 11.4(c).

          "NOTICE OF SETTLEMENT" has the meaning specified in Section 11.4(c).

          "OWNED SOFTWARE" has the meaning specified in Section 5.11(e).

          "PARENT COMMON STOCK" means the Common Stock, par value $.05 per share, of Parent.

          "PARENT PREFERRED STOCK" has the meaning specified in Section 6.3.

          "PARENT SEC DOCUMENTS" have the meaning specified in Section 6.4.

          "PARENT STOCK OPTIONS" have the meaning specified in Section 6.3.

          "PATENT RIGHTS" mean United States and foreign patents, patent applications, continuations, continuations-in-part, divisions or reissues.

          "PENSION PLAN" means an employee pension benefit plan within the meaning of Section 3(2) of ERISA.

          "PBGC" means the Pension Benefit Guaranty Corporation established under Title IV of ERISA.

          "PERMITTED ENCUMBRANCES" means (a) liens for taxes and other governmental charges and assessments which are not yet due and payable, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and (c) other liens or imperfections on property that would not have a Material Adverse Effect.

          "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Body.

          "PHARMACY, SCHEDULING, MEDICAL RECORDS AND RADIOLOGY SOFTWARE PRODUCTS" means (i) the new pharmacy and radiology clinical software promised to the PCS software customers described on Schedule 8.5 at a user group meeting in San Antonio, Texas during the Fall of 1992 by John Gaven, then Chief Operating Officer of the Company, in the formal presentation setting forth the terms and conditions of the offer; (ii) the new pharmacy and radiology clinical software promised to the "The Precision Alternative" software customers described on
Schedule 8.5 at a user group meeting in Baltimore, Maryland during the Spring of 1994 by Chuck Miller, Senior Vice President of the Company, in the formal presentation setting forth the terms and conditions of the offer; (iii) the pharmacy and radiology clinical software required in the written contracts with the following customers: Ball Memorial Hospital located in Muncie, IN; City and County of Denver, Colorado (for its Department of Health and Hospitals) a/k/a Denver General located in Denver, CO; Medical Society Health Systems, Inc. a/k/a/ Roper Hospital located in Charleston, SC; Saint Anthony's, Peninsula Regional Medical Center located in Salisbury, MD; and St. Lukes Hospital located in Chesterfield, MO; and (iv) the medical records and scheduling software required in the written contracts with the following customers: Ball Memorial Hospital, Blodgett Memorial Medical Center, Blue Cross Blue Shield of Ohio, Charleston Area Medical Center, Peninsula Regional Medical Center, Children's Hospital & Medical Center (a/k/a Seattle Children's), Delnor Community Hospital, Denver General Health & Hospitals, Eastern New Mexico Medical Center, Lake Hospital, Liberty Healthcare Systems, Inc., Newcomb Medical Center, Medical Society Health Systems, Inc. (a/k/a Roper Hospital), Providence General Medical Center, St. Anthony's Medical Center, St. Luke's Hospital, Stormont-Vail Regional Medical Center and Western Pennsylvania Hospital.

          "PHARMACY, SCHEDULING, MEDICAL RECORDS AND RADIOLOGY SOFTWARE CONTRACTS" has the meaning specified in Section 8.5.

          "PURCHASE PRICE" has the meaning specified in Section 3.1.

          "REGISTRATION RIGHTS AGREEMENT" has the meaning specified in the fifth recital to this Agreement.

          "REAL PROPERTY" has the meaning specified in Section 5.10.

          "REPORTABLE EVENT" has the meaning specified in Section 4043 of ERISA.

          "REQUIREMENTS OF LAW" means any foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body.

          "SEC" has the meaning specified in Section 6.2.

          "SECTION 338(H)(10) ELECTION" has the meaning specified in Section 8.3(g)(i).

          "SECURITIES ACT" has the meaning specified in Section 6.2.

          "SHARES" has the meaning specified in Section 2.1.

          "SOFTWARE" means computer software programs and software systems, including, without limitation, all databases, compilations, tool sets, compilers, higher level "proprietary" languages, related documentation and materials, whether in source code, object code or human-readable form.

          "SHAREHOLDER AGREEMENT" has the meaning specified in the fifth recital to this Agreement.

          "STRADDLE PERIOD" means any taxable year or period beginning before and ending after the Closing Date.

          "SUBSIDIARIES" means First Data Health Services Corporation, a Georgia corporation; FDC Physician Services Corporation, a California corporation; First Data Health Systems International, a Delaware corporation; First Data Health Systems (Australia), Pty. Ltd., an Australia corporation; First Data Health Systems (U.K.), Ltd., a United Kingdom corporation; First Data Health Systems (Ireland), Ltd., an Ireland corporation; and First Data Health Systems Training Services Ltd., an Ireland corporation.

          "TANDEM" has the meaning specified in Section 8.6.

          "TANDEM MATTER" means the matter between the Company and Tandem described in Schedule 5.13.

          "TAX" (and, with correlative meaning, "TAXES" and "TAXABLE") means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Body.

          "TAX PACKAGE" has the meaning specified in Section 8.3(c)(ii).

          "TAX RETURN" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

          "THIRD-PERSON CLAIM" has the meaning specified in Section 11.4(a).

          "TRADEMARKS" means the trademarks, service marks and trade names listed on Schedule 5.11(a).

          "TRADEMARK LICENSE AGREEMENT" has the meaning specified in the fifth recital to this Agreement.

          "TRADE SECRETS" means all ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans, or other proprietary information of the Company or any of the Subsidiaries that (i) derive independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from their disclosure or use, and (ii) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy.

          "TRANSITION SERVICES AGREEMENT" has the meaning specified in the fifth recital to this Agreement.


                                   ARTICLE II

                               PURCHASE AND SALE
                               -----------------

          SECTION 2.1. PURCHASE AND SALE OF THE SHARES. Upon the terms and subject to the conditions of this Agreement, on the Closing Date FDC shall cause FDC Health to, and FDC Health shall, sell, transfer, assign, convey and deliver to Buyer, free and clear of all Encumbrances, and Buyer shall purchase and accept from FDC Health, all of the issued and outstanding shares of capital stock of the Company (the "Shares").

                                  ARTICLE III

                                PURCHASE PRICE
                                --------------

          SECTION 3.1. PURCHASE PRICE. The purchase price for the Shares (the "Purchase Price") shall be equal to:

          (a) $500,000 in cash and a promissory note in the aggregate principal amount of $100,000, in the form of Exhibit 6 (collectively, the "Cash Consideration"), plus,

          (b) the number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Buyer Stock Consideration.

          "Buyer Stock Consideration" means the following:

          (i) if the Average Stock Price is not less than $44, 4,000,000 shares of Parent Common Stock; or

          (ii) if the Average Stock Price is less than $44, the number of shares of Parent Common Stock equal to the quotient of (x) $176,000,000 divided by
     (y) the Average Stock Price; provided, however, that if such quotient is greater than 4,200,000, then the Buyer Stock Consideration shall be equal to 4,200,000 shares of Parent Common Stock;

provided, however, that, in the event the Buyer Stock Consideration is determined pursuant to the proviso to clause (ii) above then FDC shall have the right, by written notice delivered to Parent, to terminate this Agreement pursuant to Section 12.1(e); and provided, further, that any calculation pursuant to such clause (ii) of the number of shares constituting the Buyer Stock Consideration shall be rounded to the nearest whole number or, if there is no nearest whole number, to the next higher number.

          "Average Stock Price" means the average of the per share closing prices on the Nasdaq Stock Market's National Market ("Nasdaq") as reported in The Wall Street Journal of the Parent Common Stock during the 10 consecutive trading days ending on the second trading day prior to the Closing Date.

          SECTION 3.2. ADJUSTMENT OF AVERAGE STOCK PRICE AND/OR BUYER STOCK CONSIDERATION. In the event of any reclassification, stock split or stock dividend with respect to the Parent Common Stock, any change of the Parent Common Stock into other securities or any other dividend or distribution with respect to the Parent Common Stock, other than normal quarterly dividends as the same may be adjusted from time to time in the ordinary course, or if a record date with respect to any of the foregoing should occur, prior to the Closing Date, appropriate and proportionate adjustments, if any, shall be made to the

Average Stock Price and/or the number of shares of Parent Common Stock to be received by FDC Health as the Buyer Stock Consideration. In addition, if between the date of this Agreement and the Closing Date, Parent consolidates with or is merged with or into any other corporation (a "Business Combination") and the terms thereof provide that the Parent Common Stock will be converted into or exchanged for the securities or assets of any other corporation not controlled by Parent, then provision shall be made as part of the terms of such Business Combination so that FDC Health will be entitled to receive, in lieu of each share of Parent Common Stock issuable to FDC Health as provided herein, the same kind and amount of securities or assets as will be distributable to holders of shares of Parent Common Stock upon consummation of such Business Combination with respect to each such share of Parent Common Stock.


                                  ARTICLE IV

                                    CLOSING
                                    -------

          SECTION 4.1. CLOSING DATE. The Closing shall be consummated at 10:00 A.M., local time, on May 31, 1995, and effective as of 11:59 P.M. on such date, or such later date and such other time as may be agreed upon by Buyer and FDC after the conditions set forth in Articles IX and X have been satisfied, at the offices of Jones, Day, Reavis & Pogue, Atlanta, Georgia, or at such other place as shall be agreed upon by Buyer and FDC. The time and date on which the Closing is actually held is referred to herein as the "Closing Date."

          SECTION 4.2. PAYMENT ON THE CLOSING DATE. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, at the Closing (i) Buyer shall pay FDC Health $500,000 by wire transfer of immediately available funds to the bank account or accounts specified by FDC and deliver a duly executed promissory note in the form of Exhibit 6 and (ii) Parent shall, on behalf of Buyer, deliver to FDC Health a certificate or certificates for the shares of Parent Common Stock constituting the Buyer Stock Consideration registered in the name of FDC or, at the request of FDC, in the name of one or more of its Affiliates.

          SECTION 4.3. BUYER'S AND PARENT'S ADDITIONAL CLOSING DATE DELIVERIES. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, in addition to the deliveries to be made pursuant to Section 4.2, at the Closing Buyer or Parent shall deliver to FDC all of the following:

          (a) copies of Buyer's and Parent's respective Certificates of Incorporation certified as of a recent date by the Secretary of State of the State of Delaware;

          (b) certificates of good standing of each of Buyer and Parent issued as of a recent date by the Secretary of State of the State of Delaware;

          (c) certificates of the secretary or an assistant secretary of each of Buyer and Parent, dated the Closing Date, in form and substance reasonably satisfactory to FDC, as to (i) the lack of amendments to the Certificate of Incorporation of each respective corporation since the date of the respective certificates specified in clause (a) above; (ii) the By-laws of each respective corporation; (iii) the resolutions of the Board of Directors of each respective corporation authorizing the execution and performance of this Agreement, any Buyer Ancillary Agreement to which it is a party and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of each respective corporation executing this Agreement and any Buyer Ancillary Agreement to which it is a party;

          (d) opinion of James A. Gilbert, Esq., Vice President and General Counsel of Parent, in customary form to be agreed upon by the parties;

          (e) the certificates contemplated by Sections 10.1 and 10.2, duly executed by duly authorized officers of Buyer and Parent, respectively; and

          (f) the Registration Rights Agreement, the Shareholder Agreement, the Transition Services Agreement, the Human Resources Agreement and the Trademark License Agreement, each duly executed by Parent and/or Buyer.

          SECTION 4.4. FDC'S, FDC HEALTH'S AND THE COMPANY'S CLOSING DATE DELIVERIES. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article X, at the Closing FDC, FDC Health or the Company shall deliver to Buyer all of the following:

          (a) copies of FDC's, FDC Health's and the Company's respective Certificates or Articles of Incorporation, as appropriate, certified as of a recent date by the Secretary of State of the State of each corporation's state of incorporation;

          (b) certificates of good standing of each of FDC, FDC Health and the Company issued as of a recent date by the Secretary of State of each corporation's state of incorporation;

          (c) certificates of the secretary or an assistant secretary of each of FDC, FDC Health and the Company, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) the lack of amendments to the Certificate or Articles of Incorporation of each respective corporation since the date of the respective certificate specified in clause (a) above; (ii) the By-laws of each respective corporation; (iii) the resolutions of the Board of Directors of each respective corporation authorizing the execution and performance of this Agreement, any FDC Ancillary Agreement to which it is a party and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of each respective corporation executing this Agreement and any FDC Ancillary Agreement to which it is a party;

          (d) opinion of David P. Bailis, Esq., General Counsel of FDC, in customary form to be agreed upon by the parties;

          (e) the certificate or certificates representing all the Shares, duly endorsed to Buyer or accompanied by duly executed and witnessed stock powers;

          (f) the certificates contemplated by Sections 9.1 and 9.2, duly executed by duly authorized officers of FDC, FDC Health and the Company, respectively;

          (g) the certificates representing any shares of the Subsidiaries held by officers or directors of such Subsidiaries pursuant to the laws of their respective jurisdictions of incorporation, as indicated in the definition of Subsidiaries set forth in Section 1.1 hereof, duly endorsed to individuals designated by Buyer (a list of each such individual to be delivered by Buyer to FDC at least five days prior to the Closing Date) or accompanied by duly executed and witnessed stock powers; and

          (h) the Registration Rights Agreement, the Shareholder Agreement, the Transition Services Agreement, the Human Resources Agreement, the Trademark License Agreement and the sublease agreement described in Section 9.7, each duly executed by FDC or an Affiliate of FDC.

                                   ARTICLE V

             REPRESENTATIONS AND WARRANTIES OF FDC AND THE COMPANY
             -----------------------------------------------------

          As an inducement to Buyer and Parent to enter into this Agreement and to consummate the transactions contemplated hereby, FDC, FDC Health and the Company, jointly and severally, represent and warrant to Buyer and Parent and agree as follows:

          SECTION 5.1. ORGANIZATION OF FDC. FDC and FDC Health are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and Nebraska, respectively.

          SECTION 5.2. ORGANIZATION OF THE COMPANY AND THE SUBSIDIARIES; CAPITAL STRUCTURE OF THE COMPANY; POWER AND AUTHORITY. (a) Each of the Company and the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation (such jurisdictions for the purposes of the Subsidiaries being those listed in Section 1.1 in the definition of

"Subsidiaries"). Each of the Company and the Subsidiaries is duly qualified to transact business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Each of the Company and the Subsidiaries has the corporate power and corporate authority to own or lease and operate its assets and to carry on the Business in the manner in which it was conducted immediately prior to the date of this Agreement.

          (b) The authorized capital stock of the Company consists of 1,000 shares of Common Stock, par value $1.00 per share, of which 10 shares are issued and outstanding. Except for this Agreement, there are no agreements, arrangements, options, warrants, calls, rights or commitments of any character relating to the issuance, sale, purchase or redemption of any shares of capital stock of the Company. All the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable, free of preemptive rights and are owned by FDC Health free from all Encumbrances.

          SECTION 5.3.  SUBSIDIARIES AND INVESTMENTS.  Except as identified on
Schedule 5.3, the Company does not, directly or indirectly, own, of record or beneficially, any outstanding equity interests in any corporation, partnership, joint venture or other entity which is involved in or relates to the Business.

          SECTION 5.4. AUTHORITY; CONFLICTS. (a) Each of FDC, FDC Health and the Company has the corporate power and corporate authority to execute, deliver and perform this Agreement and each of the FDC Ancillary Agreements to which it is a party. The execution, delivery and performance of this Agreement and the FDC Ancillary Agreements by FDC, FDC Health and the Company, to the extent either corporation is a party to any such agreement, have been duly authorized and approved by FDC's, FDC Health's and the Company's respective boards of directors and, except for the approval of the sole shareholder of FDC Health, do not require any further authorization or consent of FDC, its stockholders, FDC Health or the Company. This Agreement has been duly authorized, executed and delivered by FDC, FDC Health and the Company and (assuming the valid authorization, execution and delivery of this Agreement by Buyer and Parent) is the legal, valid and binding obligation of FDC, FDC Health and the Company enforceable in accordance with its terms, and each of the FDC Ancillary Agreements has been duly authorized by FDC, FDC Health and the Company to the extent such corporation is a party thereto, and upon execution and delivery by FDC, FDC Health and the Company, to the extent such corporation is a party thereto, will be (assuming the valid authorization, execution and delivery by Buyer and Parent, where Buyer or Parent is a party, and any other party or parties thereto) a legal, valid and binding obligation of FDC, FDC Health and the Company enforceable in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equitable principles.

          (b) Except as set forth in Schedule 5.4, none of the execution and delivery of this Agreement or any of the FDC Ancillary Agreements, the consummation of any of the transactions contemplated hereby or thereby, and compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

          (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the Shares or any of the assets of the Company or any Subsidiary, under (1) the Restated Certificate of Incorporation or By-laws of FDC; (2) the Articles of Incorporation or By-laws of FDC Health; (3) the Certificate of Incorporation or By-laws of the Company; (4) any note, instrument, mortgage, contract, agreement, commitment, lease, license, franchise or financial obligation to which FDC, FDC Health, the Company or any of the Subsidiaries is a party or by which FDC, FDC Health, the Company or any of the Subsidiaries is bound, the breach or default of which would have a Material Adverse Effect; (5) the Certificate of Incorporation, charter or equivalent organizational document or By-laws or equivalent document of any of the Subsidiaries; or (6) any Court Order to which FDC, FDC Health, the Company or any of the Subsidiaries is a party or by which FDC, FDC Health, the Company or any of the Subsidiaries is bound; or

          (ii) require the approval, consent, authorization or act of, or the making by FDC, FDC Health, the Company or any of the Subsidiaries of any declaration, filing or registration with, any Person, except (A) in connection, or in compliance, with the provisions of the HSR Act and (B) for such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not have a Material Adverse Effect or otherwise prevent the consummation of any of the transactions contemplated hereby.

          SECTION 5.5. FINANCIAL STATEMENTS. Schedule 5.5 contains (i) the audited consolidated balance sheets of the Business as of December 31, 1994, 1993 and 1992, respectively, and the audited consolidated statements of income, shareholder's equity and cash flows of the Business for the years ended December 31, 1994, 1993 and 1992, respectively, and (ii) the unaudited consolidated balance sheet of the Business as of the Financial Statement Date and the related statements of income, shareholder's equity and cash flows for the 3 months then ended. Except as set forth therein, such balance sheets and related statements of income, shareholder's equity and cash flows have been prepared in conformity with GAAP consistently applied (except that the Financial Statement does not contain footnotes; provided that if such Financial Statement included footnotes in accordance with GAAP such footnotes would not disclose any liabilities required to be reflected therein by GAAP not otherwise reflected therein, reflected in the footnotes to the financial statements described in clause (i) above or as disclosed on Schedule 5.7). Such balance sheets and related statements of income, shareholder's equity and cash flows present fairly in accordance with GAAP the financial position and results of operations of the Business, as of their respective dates and for the respective periods covered thereby.

          SECTION 5.6. OPERATIONS SINCE FINANCIAL STATEMENT DATE. Except as set forth in Schedule 5.6, and except for any change resulting from general economic, financial, industry-wide or market conditions or circumstances generally affecting the Business, since the Financial Statement Date, the Business has been conducted only in the ordinary course and there have been no changes in the assets, results of operating or financial condition of the Business that have had or are reasonably expected to have a Material Adverse Effect. Solely for purposes of illustrating the contents of the foregoing sentence, since the Financial Statement Date, except as would not have a Material Adverse Effect, neither the Company nor any of the Subsidiaries has, except as disclosed on Schedule 5.6 attached hereto:

          (a) transferred, assigned, conveyed or liquidated into current assets any of its assets with a current book value in excess of $100,000;

          (b) suffered, permitted or incurred the imposition of any Encumbrance, other than Permitted Encumbrances;

          (c) committed, suffered, permitted or incurred any default in connection with borrowed money;

          (d) to the Knowledge of the Company, made or agreed to any adverse change in the terms of any contract or instrument to which it is a party;

          (e) except in the ordinary course of the Business, waived, cancelled, sold or otherwise disposed of, for less than the face amount thereof, any claim or right that it has against others;

          (f) except in the ordinary course of the Business, paid, agreed to pay or incurred any obligation for any payment for, any contribution or other amount to, or with respect to, any employee benefit plan, or paid any bonus to, or granted any increase in the compensation of, its directors, officers, agents or employees, or made any increase in the pension, retirement or other benefits of its directors, officers, agents or other employees;

          (g) collected accounts receivable other than in the ordinary course of the Business consistent with past practice;

          (h) received any notices, or had reason to believe, that any supplier has taken or contemplates any steps that could disrupt the business relationship of the Company or such Subsidiary with said supplier or could result in the diminution in the value of the Company and the Subsidiaries as a going concern;

          (i) paid, agreed to pay or incurred any obligation for any payment of any indebtedness except current liabilities incurred in the ordinary course of the Business and except for payments as they become due pursuant to governing agreements as such agreements on the date hereof; or

          (j) delayed or postponed the payment of any liabilities, whether current or long-term, or failed to pay in the ordinary course of the Business any liability on a timely basis consistent with prior practice.

          SECTION 5.7. NO UNDISCLOSED LIABILITIES.  Except as set forth in
Schedule 5.7 or reflected on the Financial Statement, as of the Financial Statement Date, the Company and the Subsidiaries were not subject to any liability, whether absolute, contingent, accrued or otherwise that would be required to be included on a balance sheet prepared in accordance with GAAP and that would have a Material Adverse Effect. Since the Financial Statement Date, except as set forth in Schedule 5.7, the Company and the Subsidiaries have not incurred any liability, whether absolute, contingent, accrued or otherwise, except for liabilities incurred in the ordinary course of the Business that have not and would not have a Material Adverse Effect.

          SECTION 5.8. TAXES. (A) COMPANY AND SUBSIDIARIES. Except as set forth on Schedule 5.8(a), (i) the Company and the Subsidiaries have, as of the date hereof, and will prior to the Closing Date have, timely filed all Tax Returns required to have been filed on or before such dates, except such Tax Returns which the failure to file would not have a Material Adverse Effect; (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i), including without limitation all withholding or other payroll-related taxes shown on such returns, have been or will be timely paid or deposited and all required estimated taxes have been or will be timely paid or deposited; (iii) none of the Company or the Subsidiaries has waived in writing any statute of limitations in respect of Taxes of the Company or the Subsidiaries or agreed in writing to an extension of time with respect to an assessment of taxes or deficiency; (iv) the Tax Returns referred to in clause (i) relating to federal and state income Taxes that have been filed as of the date hereof have been examined by the appropriate Governmental Body or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no issues that have been raised or threatened in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; and (vi) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) by a taxing authority have been paid in full.

          (b) FDC Tax Group. The Company and each of the U.S. Subsidiaries are members of the FDC Tax Group that join in the filing of a consolidated federal income tax return with FDC as the common parent. Except as set forth on
Schedule 5.8(b), neither the

Company nor any of the Subsidiaries has been a member of an affiliated group filing a consolidated federal income tax return other than the FDC Tax Group. Except as set forth in Schedule 5.8(b), (i) the FDC Tax Group has, as of the date hereof, and will prior to the Closing Date have, timely filed, for any period during which the Company or any of the Subsidiaries was a member of such group, all federal income Tax Returns required to have been filed on or before such dates, except such Tax Returns which the failure to file would not have a Material Adverse Effect; (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid or deposited and all required Taxes have been or will be timely paid or deposited; and (iii) the FDC Tax Group has not waived in writing any statute of limitations in respect of any material federal income Taxes or agreed in writing to an extension of time with respect to any material assessment of federal income Taxes or deficiency for any period during which the Company or any of the Subsidiaries was a member of the group.

          (c) Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.8 shall cause FDC and FDC Health to be liable for any Taxes for which FDC is not expressly liable pursuant to Section 8.3 (relating to Tax matters).

          SECTION 5.9. EMPLOYEE BENEFITS. (a) Schedule 5.9 lists any pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan; any medical, vision, dental or other health plan; any life insurance plan or any other employee benefit plan or fringe benefit plan; any other material commitment, payroll practice or method of contribution or compensation (whether arrived at through collective bargaining or otherwise), whether formal or informal, whether funded or unfunded, and whether legally binding or not; including, without limitation, any "employee benefit plan" as that term is defined in Section 3(3) of ERISA; that is currently or previously adopted, maintained, sponsored in whole or in part, or contributed to by the Company, any of the Subsidiaries or any ERISA Affiliate of the Company or any of the Subsidiaries, for the benefit of, providing any remuneration or benefits to, or covering any current or former employee or retiree, any dependent, spouse or other family member or beneficiary of such employee or retiree, or any director, independent contractor, stockholder, officer or consultant of the Company or any of the Subsidiaries, or under (or in connection with) which the Company or any of the Subsidiaries has any contingent or noncontingent liability of any kind, whether or not probable of assertion (collectively, the "Benefit Plans"). Any of the Benefit Plans that is an "employee pension benefit plan" as defined in Section 3(2) of ERISA or an "employee welfare benefit plan" as defined in Section 3(1) of ERISA is referred to herein as an "ERISA Plan."

          (b) Schedule 5.9 also lists, with respect to all Benefit Plans: (i) all trust agreements or other funding arrangements, including insurance contracts, all annuity contracts, financial contributions, actuarial statements or valuations, fidelity bonds, fiduciary liability policies, investment manager or advisory contracts, and all amendments (if any) thereto; (ii) where applicable, with respect to any such plans or plan amendments, the most recent determination letters issued by the IRS; and (iii) the most recent summary plan descriptions, any material modifications thereto, and all material employee communications with respect to such Benefit Plans. Contemporaneous with the delivery of the Schedules to this Agreement, the Company has delivered a true and complete copy of each Benefit Plan and each agreement, IRS letter or ruling, opinion, financial statement and summary plan description described in this Section 5.9, together with the annual report (Form 5500 Series) for the two most recent plan years for any Benefit Plan subject to such reporting requirements.

          (c) All the ERISA Plans and any related trusts comply with and have been maintained, operated and administered in accordance with their written terms and in substantial compliance with the provisions of ERISA, all applicable provisions of the Code relating to qualification and tax exemption under Code Sections 401(a) and 501(a) or otherwise necessary to secure intended tax consequences, all applicable state or federal securities laws, all applicable reporting and disclosure requirements, and all other applicable laws, rules and regulations and collective bargaining agreements, and none of the Company, any of the Subsidiaries or any ERISA Affiliate of the Company or any of the Subsidiaries has received any notice from any governmental agency or instrumentality questioning or challenging such compliance. Any noncompliance or failure properly to maintain, operate or administer an ERISA Plan or related trust has not rendered and will not render (i) such ERISA Plan or related trust or the Company or any of the Subsidiaries subject to or liable for any material taxes, penalties, or liabilities to any Person; (ii) such ERISA Plan subject to disqualification; or (iii) the trust subject to loss of tax-exempt status.

          (d) No Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

          (e) None of the Company, any of the Subsidiaries or any ERISA Affiliate of the Company or any of the Subsidiaries or any administrator or fiduciary of any such Benefit Plan (or agent or delegate of any of the foregoing) has engaged in any transaction or acted or failed to act in any manner that could subject the Company or any of the Subsidiaries to any direct or indirect liability (by indemnity or otherwise) for a breach of any fiduciary, co-fiduciary or other duty under ERISA. No material oral or written representation or communication with respect to any aspect of the Benefit Plans has been or will be made to employees of the Company or any of the Subsidiaries prior to the Closing Date that is not in accordance with the written or otherwise preexisting terms and provisions of such Benefit Plans in effect immediately prior to the Closing Date, except for any amendments or terminations required by the terms of this Agreement or otherwise required by law or a governmental agency. Except as set forth in Schedule 5.9, there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans (other than routine undisputed claims for benefits under the health care plans), and no action, legal or otherwise, has been commenced with respect to any claim (including claims for benefits under health care plans).

          (f) As of the Financial Statement Date, neither the Company nor any of the Subsidiaries had any current or future liability with respect to any services performed or any events or matters occurring, arising or accruing on or prior to such date under any Benefit Plan that was not reflected in the Financial Statement.

          (g) None of the Company or any of the Subsidiaries maintains any Benefit Plan providing deferred or stock-based compensation that is not reflected in the Financial Statement.

          (h) None of the Company, any of the Subsidiaries or any ERISA Affiliate of the Company or any of Subsidiaries has maintained, and none now maintains, a Benefit Plan providing welfare benefits (as defined in ERISA
Section 3(1)) to employees after retirement or other separation of service except to the extent required under Part 6 of Title 6 of ERISA and Code Section 4980B.

          (i) Except as set forth on Schedule 5.9, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee (or spouse, dependent or other family member of such employee) of the Company or any of the Subsidiaries to severance pay, unemployment compensation or any payment contingent upon a change in control or ownership of the Company or any of the Subsidiaries, or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such employee or former employee (or any spouse, dependent or other family member of such employee).

          (j) Except as set forth on Schedule 5.9, the Internal Revenue Service has issued a favorable determination letter with respect to each Pension Plan. The Company is not aware of any facts that would adversely affect the qualified status of any Pension Plan that is intended to so qualify.

          (k) No non-exempt "prohibited transaction" (within the meaning of Code Section 4975(c)) involving any Benefit Plan has occurred that would have a Material Adverse Effect. None of the assets of any ERISA Plan is an "employer security" (within the meaning of ERISA Section 407(d)(1)) or "employer real property" (within the meaning of ERISA Section 407(d)(2)).

          (l) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each Pension Plan, and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each such Pension Plan or accrued, in each case in accordance with the past custom and practice of the Company, any of the Subsidiaries and ERISA Affiliates of the Company.

          (m) No Pension Plan has been completely or partially terminated or been the subject of a Reportable Event as to which notices would be required to be filed with the PBGC. No proceeding by the PBGC to terminate any Pension Plan has been instituted or threatened.

          (n) None of the Company, any of the Subsidiaries or any ERISA Affiliate of the Company or any of the Subsidiaries has incurred, or will incur, any liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) or under the Code with respect to any Pension Plan on or prior to the Closing Date.

          (o) The Benefit Plans which are maintained outside the jurisdiction of the United States, including any such plans required to be maintained or contributed to by the law of the relevant jurisdiction (the "Foreign Plans"), will be listed on Schedule 5.9 and delivered to Parent within 10 days following the date hereof, a true and complete copy of each of which will be furnished to Buyer within 10 days following the date hereof.

          (1) Each of the Foreign Plans is in compliance in all material respects with the provisions of the laws of each jurisdiction in which any of the Foreign Plans are maintained, to the extent those laws are applicable to the Foreign Plans.

          (2) All contributions to, and payments from, the Foreign Plans which may have been required to be made in accordance with the terms of any such Foreign Plan, and, when applicable, the law of the jurisdiction in which such Foreign Plan is maintained, have been timely made. All such contributions to the Foreign Plans, and all payments under the Foreign Plans, for any period ending before the Closing that are not yet, but will be, required to be made, are reflected as an accrued liability on the Financial Statement, or as may be disclosed to Parent within 10 days following the date hereof in Schedule 5.9.

          (3) All material reports, returns and similar documents with respect to any Foreign Plan required to be filed with any Governmental Body or distributed to any Foreign Plan participant have been duly and timely filed or distributed and all of the Foreign Plans have obtained from the Governmental Body having jurisdiction with respect to such plans any required determinations that such Foreign Plans are in compliance with the laws of the relevant jurisdiction.

          (4) Each of the Foreign Plans has been administered at all times, and in all material respects, in accordance with its terms. There are no pending investigations by any Governmental Body involving the Foreign Plans, and no pending claims (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan which could have a Material Adverse Effect.

          (5) The fair market value of the assets of each of the Foreign Plans which are funded are at least equal to the liabilities of such Foreign Plans, and the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any material liability with respect to any Foreign Plan.

          (6) Schedule 5.9 shall be delivered to Parent within 10 days following the date hereof separately identifying each Foreign Plan which is a defined benefit pension plan and which is maintained by one of the Subsidiaries as the sponsor of such plan and which is not reflected as a liability on the Financial Statement.

          (p) The participant and beneficiary records maintained for transferred employees with respect to the Benefit Plans are in the custody of the Person(s) identified on Schedule 5.9, which will be delivered to Parent within 10 days following the date hereof. All such records accurately state the employment, salary and benefits history of each participant and beneficiary under such Benefit Plan.

          (q) Any insurance premium with respect to any Benefit Plan and any premium imposed on the Company or any of the Subsidiaries that is required or payable through the Closing Date will have been paid on or before the Closing Date, and there will be no liability of the Buyer, the Company or any of the Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement or other liability arising out of events occurring prior to the Closing Date.

          SECTION 5.10. OWNERSHIP OF ASSETS AND LEASES. Neither the Company nor any Subsidiary owns any real property ("Real Property"). Schedule 5.10(a) lists all agreements pursuant to which the Company or any of the Subsidiaries leases Real Property. Schedule 5.10(b) attached hereto is a list of items of personal property owned by the Company or any of the Subsidiaries, such list being maintained by the Company in the ordinary course of the Business as of the date indicated thereon and excluding items included in any of the Schedules to
Section 5.11. Schedule 5.10(c) attached hereto is a complete and correct list of all material items of personal property leased by the Company or any of the Subsidiaries pursuant to agreements that provide for annual rental payments of $50,000 or more, other than items identified in any of the Schedules to Section
5.11. The Company and the Subsidiaries have title to all of the property and assets listed and described in Schedules 5.10(a) and 5.10(b) in each case free and clear of any Encumbrances, except for Permitted Encumbrances. All buildings and material items of machinery and equipment owned or leased by the Company or any Subsidiary, as applicable, are in good operating condition and reasonable state of repair, subject only to ordinary wear and tear, except for such conditions and states of repair that would not have a Material Adverse Effect. Except as provided on Schedule 5.10(d) and except as would not have a Material Adverse Effect, the inventories of the Company and the Subsidiaries consist only of items of supplies and computer-related equipment of a quality and quantity usable in the normal course of the Business. Except as set forth in Schedule 5.15(1)(d), all of the accounts receivable of the Company and the Subsidiaries as of the Closing Date will be bona fide, will reflect actual transactions and will have arisen in the ordinary course of the Business. Except as listed on Schedule 5.10(e) and any of the Schedules to Section 5.11, and except pursuant to this Agreement, neither the Company nor any of the Subsidiaries is a party to any contract or obligation (other than contracts or obligations entered in the ordinary course of the Business) whereby there has been granted to anyone an absolute or contingent right to purchase, obtain or acquire any rights in any material items of the assets, properties or operations that are owned by the Company or any of the Subsidiaries or that are used in connection with the Business, other than any such rights that, if exercised, would not have a Material Adverse Effect.

          SECTION 5.11. INTELLECTUAL PROPERTY; COMPUTER SOFTWARE. (a) Schedule 5.11(a) contains a list of (i) all Copyrights and Patent Rights owned by the Company or the Subsidiaries together with all registrations and applications for registration of the foregoing, if any, and trademarks, both registered or with respect to which applications for registration have been filed, applicable to or used in the Business and owned by the Company and the Subsidiaries, and trademarks that are unregistered and are material to the Business ("Trademarks") owned by the Company or the Subsidiaries; (ii) the owner of such Intellectual Property and any registration thereof; and (iii) a complete list of all licenses granted by or to the Company with respect to any of the above, except for licenses granted pursuant to Customer Contracts, licenses granted to Software developers and marketing rights granted to third parties by the Company or the Subsidiaries or granted by third parties to the Company or the Subsidiaries.

          (b) Except as disclosed in Schedule 5.11(b) and Schedule 8.2, the Company and the Subsidiaries own the entire right, title and interest in and to the Intellectual Property owned by the Company or the Subsidiaries, free and clear of any Encumbrance, except for Permitted Encumbrances, except for licenses granted pursuant to Customer Contracts, licenses granted to Software developers and marketing rights granted to third parties by the Company or the Subsidiaries or granted by third parties to the Company or the Subsidiaries.

          (c) Except as disclosed in Schedule 5.11(c), (i) all registrations for Copyrights and Trademarks identified in Schedule 5.11(a) are valid and in force; (ii) all applications to register any unregistered Copyrights, Patent Rights and Trademarks so identified are pending and in good standing, all without challenge of any kind; (iii) the Company and the Subsidiaries have the right to bring actions for infringement or unauthorized use of the Copyrights, Trademarks and Trade Secrets owned by the Company or the Subsidiaries; and (iv) no action has been brought in which the validity of the Patent Rights was successfully challenged.

          (d) Except as disclosed in Schedule 5.11(d), neither the Company nor any Subsidiary is currently in receipt of any written notice of any violation of, and neither the Company nor any Subsidiary is violating, the rights of others in any copyrights, patents, trademarks, service marks, trade names, trade secrets, know-how or other intellectual property, except such violations that would not have a Material Adverse Effect. Except as set forth on Schedule 5.11(d), the Company and the Subsidiaries have obtained a valid license or have otherwise obtained the right to utilize all Intellectual Property used in the

Business and not owned by the Company or the Subsidiaries, except for those that would not have a Material Adverse Effect.

          (e) Schedule 5.11(e) contains a complete and accurate list of substantially all (but all material) currently marketed computer Software owned by the Company or any of the Subsidiaries. Software used by the Company or any Subsidiary or subject to an agreement or license whereby the right to use has been granted by the Company or a Subsidiary to a third party, inclusive of the Software described on Schedule 5.11(e), but excluding Licensed Software, commercially available over-the-counter "shrink-wrap" Software, and Software of third parties marketed by the Company or any Subsidiary pursuant to marketing agreements, is herein referred to as the "Owned Software." Except as set forth on Schedule 5.11(e) and except for such claims that would not have a Material Adverse Effect, the Company or one of the Subsidiaries has title to the Owned Software, free and clear of all claims with respect to title or ownership, including such claims of employees, agents, consultants, customers, licensees or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such computer Software. No source code in respect of the Owned Software has been published or disclosed by the Company or any of the Subsidiaries or, to the Knowledge of the Company, by any other party, to any other parties, except as set forth in Schedule 5.11(e), and except pursuant to contracts requiring such other parties to keep the source code in respect of the Owned Software confidential. To the Knowledge of the Company, no such other party has breached any such obligation of confidentiality, except such breaches that would not have a Material Adverse Effect.

          (f) Schedule 5.11(f)(1) contains a complete and accurate summary description of substantially all (but all material) currently marketed Software (other than commercially available over-the-counter "shrink-wrap" Software) under which the Company or one or more of the Subsidiaries is a licensee, lessee or otherwise has obtained the right of use. Software used by the Company or any Subsidiary or subject to an agreement or license whereby the right to use has been granted by the Company or a Subsidiary to a third party, inclusive of the Software described on Schedule 5.11(f)(1), but excluding Owned Software, commercially available over-the-counter "shrink-wrap" Software, Software used by First Data Technologies, Inc. in providing services of the nature provided pursuant to the Transition Services Agreement and Software of third parties marketed by the Company or any Subsidiary pursuant to marketing agreements, is herein referred to as the "Licensed Software." Schedule 5.11(f)(2) contains a complete and accurate list of substantially all (but all material) licenses and similar agreements pursuant to which the Company or any Subsidiary has obtained or been granted the right to sublicense Licensed Software, except for such licenses or such similar agreements that have expired or terminated, which expirations or terminations would not have a Material Adverse Effect. Each of the agreements described on Schedule 5.11(f)(2) sets forth the rights of the Company or any Subsidiary, to the extent it is a party thereto, to sublicense the Licensed Software referenced thereby, and the Company or a Subsidiary, as the case may be, is in compliance with the terms of such agreement, except where the failure to comply would not have a Material Adverse Effect. No source code in respect of the Licensed Software has been published or disclosed by the Company or any of the Subsidiaries or, to the

Knowledge of the Company, by any other party, to any other parties, except, in the case of Licensed Software that the Company or a Subsidiary leases or markets to others, in accordance with and as permitted by a license, lease or similar agreement relating to the source code in respect of the Licensed Software, except pursuant to contracts requiring such other parties to keep the source code in respect of the Licensed Software confidential or except that would not have a Material Adverse Effect. To the Knowledge of the Company, no party to whom the Company or any Subsidiary has disclosed Licensed Software has breached such obligation of confidentiality, except such breaches that would not have a Material Adverse Effect.

          (g) The Owned Software and Licensed Software and commercially available over-the-counter "shrink-wrap" Software constitute all Software used in the business of the Company and the Subsidiaries (except the Software used by First Data Technologies, Inc. in providing services of the nature provided pursuant to the Transition Services Agreement) (collectively, the "Company Software"). Except as specified in Schedule 5.11(g), and except for licenses granted pursuant to Customer Contracts, licenses granted to Software developers and marketing rights granted to third parties by the Company or the Subsidiaries or granted by third parties to the Company or the Subsidiaries, neither the Company nor any of the Subsidiaries has granted any licenses, leases or other rights or has any obligation to do so with respect to the Company Software. All contract programmers, independent contractors, nonemployee agents and persons or other entities (other than employees) who have performed, within the last three years, computer programming services for the Company or any of the Subsidiaries has executed a confidentiality agreement in favor of the Company or such Subsidiary, except for such failures to execute that would not cause a Material Adverse Effect. Except as disclosed on Schedule 5.11(g), neither the Company nor any Subsidiary is infringing any intellectual property rights of any person or entity with respect to the Company Software, except for such infringements that would not have a Material Adverse Effect. To the Knowledge of the Company, no Person is infringing any intellectual property rights of the Company or any Subsidiary with respect to the Company Software, which infringement by such other Person would have a Material Adverse Effect.

          (h) Except for commercially available "shrink-wrap" Software and Software listed on Schedule 5.11(f)(1) and Schedule 5.11(f)(2), Schedule 5.11(h)(i) contains a complete and accurate summary description of substantially all (but all material) agreements pursuant to which the Company and the Subsidiaries have been granted rights to market Software owned by third parties. To the Knowledge of the Company, Schedule 5.11(h)(ii) contains a complete and accurate summary description of substantially all (but all material) agreements pursuant to which the Company and the Subsidiaries have granted marketing rights in the Company Software to third parties.

          (i) Except as disclosed on Schedule 5.11(i), and except for Patents and Trademarks, to the Knowledge of the Company, neither the Company nor any of the Subsidiaries has taken or failed to take any action under the law of any applicable foreign jurisdiction in which the Company or such Subsidiary has marketed or licensed Company Software that would restrict or limit the ability of the Company or such Subsidiary to protect, or prevent it from protecting, its ownership interests in, confidentiality rights of, and rights to market, license, modify or enhance the Company Software in such jurisdiction, except where such action can be cured without a Material Adverse Effect.

          SECTION 5.12. LICENSES AND PERMITS; COMPLIANCE WITH LAW. Except as listed on Schedule 5.12, the Company and the Subsidiaries hold all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the conduct of the Business and the use of their respective assets ("Governmental Permits"), except where the failure to obtain the same would not have a Material Adverse Effect. Except as noted in Schedule 5.12, the Company and the Subsidiaries are currently conducting the Business so as to comply with all applicable Requirements of Law the violation of which would have a Material Adverse Effect. Further, neither the Company nor any of the Subsidiaries is currently charged with, and has not received written notice that it is under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule or regulation, or is currently the subject of any pending or threatened adverse proceeding by any regulatory authority having jurisdiction over the Business or its properties or operations. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the termination of any license, certificate, permit, franchise or right held by the Company or any of the Subsidiaries that would have a Material Adverse Effect.

          SECTION 5.13.  LITIGATION; DECREES.  Except as set forth in Schedule
5.13:

          (a) there are no orders, decrees, judgments, investigations, inquiries or proceedings by any Governmental Body and no lawsuits, claims or actions, either pending or, to the Knowledge of the Company, threatened against, or affecting, the Business, the Company or any of the Subsidiaries, and none of the same listed on Schedule 5.13, if pursued and/or resulting in a judgment, would have a Material Adverse Effect or impair the rights of any party hereto to consummate the transactions contemplated hereby; and

          (b) there are no orders, decrees, judgments, investigations, inquiries or proceedings by any Governmental Body and no lawsuits, claims or actions, either pending or, to the Knowledge of the Company, threatened, that question the legality or propriety of the transactions contemplated by this Agreement or any of the FDC Ancillary Agreements.

          SECTION 5.14.  CONTRACTS, AGREEMENTS AND INSTRUMENTS GENERALLY.
Schedule 5.14 hereto consists of a true and complete list of all oral or written contracts, agreements, commitments and other instruments to which the Company or any of the Subsidiaries is a party that: (a) involve a receipt or an expenditure by the Company or such Subsidiary or require the performance of services or delivery of goods to, by, through, on behalf of or for the benefit of the Company or such Subsidiary, which in each case relates to such contract, agreement, commitment or instrument that either (i) requires payments in excess of $175,000 per year in the current, or any future year, or (ii) in excess of $500,000 after the date hereof (in each case during the current term, assuming no renewal thereof, other than renewals by the other parties thereto that do not require the concurrence of the Company or such Subsidiary); or (b) involves an obligation for the performance of services or delivery of goods by the Company or such Subsidiary that cannot, or in reasonable probability will not, be performed within 60 days of the date hereof. Schedule 5.14 also identifies (by title, date and parties) with respect to the Company or any
Subsidiary:

          (A) any contracts, agreements, commitments or other instruments in effect with any customer of the Company or any of the Subsidiaries, including without limitation any consulting services agreements, Software license agreements or other licenses, purchase commitments or installation agreements with payments in excess of $100,000 remaining after the date hereof (each hereinafter referred to as a "Customer Contract" and identified as such on
Schedule 5.14);

          (B)  any note receivable in excess of $10,000;

          (C) any contract or commitment (except marketing agreements in respect of Company Software) providing for payments based in any manner upon the sales, purchases, receipts, income or profits of the Company or any Subsidiary;

          (D) any franchise agreement, marketing agreement or royalty agreement (except marketing agreements in respect of Company Software);

          (E) any contract, agreement, understanding or arrangement restricting the Company or any Subsidiary from carrying on the Business anywhere in the world; and

          (F) any instrument or arrangement evidencing or related to indebtedness for money borrowed or to be borrowed directly, or indirectly, by way of purchase-money obligation, guaranty, subordination, conditional sale, lease-purchase or otherwise by the Company or any Subsidiary, providing for payments in excess of $20,000 per month.

          All contracts, licenses, leases and agreements referenced in the Schedules to Sections 5.10, 5.11 and 5.14 are valid and binding upon the Company or a Subsidiary and, to the Knowledge of the Company, the other parties thereto and are in full force and effect and enforceable in accordance with their terms, except as enforceability may be affected by public policy principles under applicable law and by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and general principles of equity relating to the availability of equitable remedies, except where the failure to be binding and enforceable would not have a Material Adverse Effect. Except as set forth on Schedule 5.14, none of the Company, the Subsidiaries and, to the Knowledge of the Company, any other party to any such contract, commitment or arrangement has breached any provision of, or is in default under, the terms thereof, which breach or default would have a Material Adverse Effect; and, to the Knowledge of the Company, there are no existing facts or circumstances that would prevent the work in process of the Company or any Subsidiary or its contracts and agreements from maturing upon performance by such corporation into collectible accounts receivable consistent with historical experience. Except as set forth in Schedule 5.14 and except for such contracts and agreements as would not have a Material Adverse Effect, there are no contracts or agreements that require the performance of services or provision of goods by the Company or any Subsidiary at a direct cost or with a value for each such contract or agreement in excess of the revenue to be derived pursuant to the terms of such contract or agreement. Except for terms specifically described in Schedule 5.14, none of the officers, directors or employees of the Company and the Subsidiaries has received any payment from any contracting party in connection with or as an inducement for entering into any contract, agreement, policy or instrument, except for payment for actual services rendered or to be rendered by such corporation consistent with amounts historically charged for such services.

          SECTION 5.15. CUSTOMER CONTRACTS. With respect to each Customer Contract, and except as set forth in Schedule 5.15, (i) with respect to Owned Software licensed pursuant to such Customer Contract and tendered or certified as operational by the Company or a Subsidiary, there is no dispute pending with a customer, except such disputes that would not have a Material Adverse Effect; and (ii) to the Knowledge of the Company, no basis exists in respect of performance warranties with respect to Owned Software made by the Company or a Subsidiary in any Customer Contract, including warranties with respect to capacity, availability, downtime and response time, that would result in a customer dispute having a Material Adverse Effect. In addition, except as set forth on Schedule 5.15, all of the Customer Contracts have provisions which attempt to (i) limit the Company's or the applicable Subsidiary's liability to a maximum dollar amount, (ii) disclaim or exclude consequential damages, and (iii) maintain the confidentiality of all information (technical and otherwise) that the Company or the applicable Subsidiary considers confidential and proprietary (or the customer who is a party thereto is otherwise bound by a confidentiality agreement in favor of the Company or the applicable Subsidiary serving such purpose).

          Complete copies of all Customer Contracts set forth on Schedule 5.15 have been made available to Buyer or Parent for its review.

          SECTION 5.16. CUSTOMERS. Except as provided in Schedule 5.16, to the Knowledge of the Company, no customer or group of customers of the Company or any Subsidiary has taken or is expected to take any steps that could disrupt the business relationship of the Company or such Subsidiary with such customer or customers and that would result in a Material Adverse Effect and neither the Company nor any of the Subsidiaries has received any notice from any customer or group of customers relating to such actions, provided, however, that no representation or warranty is made as to the response of any customer or group of customers in connection with the discontinuation, termination or modification, after the Closing by the Buyer, Parent or the Company as owned by Buyer of any agreement or product of, or product under development by, the Company or any of the Subsidiaries.

          SECTION 5.17. ENVIRONMENTAL MATTERS. Except as set forth in Schedule 5.17, no Real Property or other real property now or previously owned or leased by the Company or any of the Subsidiaries has been used by the Company or any Subsidiary for the handling, treatment, storage or disposal of any Hazardous Substance. Except as set forth in Schedule 5.17, no release, discharge, spillage or disposal into the environment of any Hazardous Substance and no soil, water or air contamination by any Hazardous Substance has occurred or is occurring in, from or on the Real Property by virtue of the actions or failure to act of the Company or any of the Subsidiaries, except for such releases, discharges, spillages, or disposals that would not have a Material Adverse Effect. Except as set forth in Schedule 5.17, the Company has complied with all reporting requirements under any applicable federal, state or local environmental laws and any permits with respect to the Real Property, and there are no existing violations by the Company of any such environmental laws or permits with respect to the Real Property, except for such noncompliances or violations that would not have a Material Adverse Effect. Except as set forth in Schedule 5.17, the Company has received no notice of any claims, actions, suits, proceedings or investigations, pending or threatened, related to the presence, release, production, handling, discharge, spillage, transportation or disposal of any Hazardous Substance or ambient air conditions or contamination of soil, water or air by any Hazardous Substance (a) with respect to the Real Property by virtue of the actions or failure to act of the Company or any of the Subsidiaries or (b) otherwise against the Company or any of the Subsidiaries, in any court or before any state, federal or other governmental agency or private arbitration tribunal and, to the Knowledge of the Company, there is no basis for any such claim, action, suit, proceeding or investigation. Except as disclosed on Schedule 5.17, no operations of the Company or any of the Subsidiaries have involved the use of underground storage tanks on the Real Property. To the Knowledge of the Company, no exposed or friable asbestos or any asbestos-containing materials have been installed or placed by or on behalf of the Company or any of the Subsidiaries in any building or other improvement included in the Real Property. For the purposes of this Agreement, "Hazardous Substance" shall mean any hazardous or toxic substance or waste as those terms are defined by any applicable federal, state or local law, ordinance, regulation, policy, judgment, decision, order or decree, including, without limitation, the Comprehensive Environmental Recovery Compensation and Liability Act, 42 U.S.C. 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. (S) 1801 et seq. and the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., and petroleum, petroleum products and oil.

          SECTION 5.18. INSURANCE. Set forth in Schedule 5.18(i) is a complete list of all insurance policies that FDC, the Company and the Subsidiaries have currently in effect and that are applicable to the Business. The policies listed in Schedule 5.18(ii), being the policies owned by the Company and the Subsidiaries, are in full force and effect and no event has occurred that would give any insurance carrier a right to terminate any such policy.

          SECTION 5.19. LABOR MATTERS. Schedule 5.19(a) sets forth all current employees of the Company and the Subsidiaries. Except as set forth on Schedule 5.19(b), within the last three years neither the Company nor any Subsidiary has been the subject of any union activity or labor dispute, nor has there been any strike of any kind called or, to the

Knowledge of FDC and the Company, threatened to be called against it. Except as set forth on Schedule 5.19(c) and except for such violations that would not have a Material Adverse Effect, neither the Company nor any Subsidiary has violated any applicable federal or state law or regulation relating to labor or labor practices, with regard to the Business, including, without limitation, the provision of Title VII of the Civil Rights Act of 1964 (race, color, religion, sex, and national origin discrimination), 42 U.S.C. (S) 1981 (discrimination), 42 U.S.C. (S)(S) 621-634 (the Age Discrimination in Employment Act), 29 U.S.C.
(S) 206 (equal pay), Executive Order 11246 (race, color, religion, sex, and national origin discrimination), Executive Order 11141 (age discrimination), (S) 503 of the Rehabilitation Act of 1973 (handicap discrimination), 42 U.S.C.
(S)(S) 12101-12213 (Americans with Disabilities Act), 29 U.S.C. (S)(S) 2001-2654
(Family and Medical Leave Act), and 29 U.S.C. (S)(S) 651-678 (occupational safety and health). Schedule 5.19(d) sets forth a true, correct and complete list of employer loans or advances from the Company and each of the Subsidiaries, if any, to its employees. Each of the Company and the Subsidiaries is, and as of the Closing Date will be, in substantial compliance with all applicable requirements of the Immigration and Nationality Act of 1952, as amended by the Immigration Reform and Control Act of 1986 and the regulations promulgated thereunder (hereinafter collectively referred to as the "Immigration Laws").

          SECTION 5.20.  RELATED PARTY RELATIONSHIPS.  Except as set forth in
Schedule 5.20, neither FDC nor any Affiliate of FDC, nor to the Knowledge of FDC or the Company, any of the persons identified in Section 1.1 in the definitions of Knowledge of FDC and Knowledge of Company, possesses, directly or indirectly, any equity interest in any corporation, partnership, firm, association or business organization that is a client, supplier, customer, lessor, lessee, or contracting party with or of the Company or any of the Subsidiaries (except as a stockholder holding less than a three-percent interest in a corporation whose shares are traded on a national or regional securities exchange or in the over-the-counter market).

          SECTION 5.21. NO BROKERS. Except as set forth in Schedule 5.21, none of FDC, FDC Health, the Company and any Person acting on behalf of FDC, FDC Health or the Company has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

          SECTION 5.22. SECURITIES ACT COMPLIANCE. FDC is acquiring the Buyer Stock Consideration through FDC Health for its own account and without a present intention of reselling or distributing any such shares of Parent Common Stock except in compliance with the registration requirements of the Securities Act and applicable state securities laws and as contemplated by the Registration Rights Agreement and the Shareholder Agreement.

          SECTION 5.23. INVESTMENT MATTERS. FDC and FDC Health acknowledge, represent and warrant that:

          (a) The shares of Parent Common Stock to be issued to FDC as Buyer Stock Consideration have not been registered under the Securities Act or the securities laws of any state and are being offered pursuant to an exemption from the registration requirements in the Securities Act;

          (b) FDC is acquiring the Parent Common Stock for its own account as principal, and, except for sales of such Parent Common Stock pursuant to the Registration Rights Agreement and for sales made pursuant to exemptions under the Securities Act, not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, as of the Closing Date, no other person will have a direct or indirect beneficial interest in such Parent Common Stock;

          (c) FDC has the financial ability to bear the economic risk of owning the Parent Common Stock, and has such experience in financial matters that it is capable of evaluating the risks and merits of owning such shares;

          (d) FDC represents, warrants and agrees that it will not sell or otherwise transfer its Parent Common Stock or any portion thereof except pursuant to registration under the Securities Act or an exemption therefrom; and

          (e) FDC agrees that the following legend shall be placed on the certificate or certificates representing the Parent Common Stock issued to it:

               "The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") or any state securities law, are restricted securities as that term is defined in Rule 144 of Securities and Exchange Commission, and may be resold only pursuant to a registration statement effective under the Act or in a transaction which in the opinion of the issuer's counsel is exempt from the registration requirement of the Act and any applicable state securities laws."


                                  ARTICLE VI

              REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT
              --------------------------------------------------

          As an inducement to FDC, FDC Health and the Company to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer and Parent jointly and severally hereby represent and warrant to FDC, FDC Health and the Company and agree as follows:

          SECTION 6.1. ORGANIZATION OF BUYER. Each of Buyer and Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Buyer and Parent is duly qualified to transact business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualifications necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Parent and Buyer. Each of Buyer and Parent has the corporate power and corporate authority to own or lease and operate its assets and to carry on its businesses in the manner that they were conducted immediately prior to the date of this Agreement.

          SECTION 6.2. AUTHORITY OF BUYER AND PARENT; CONFLICTS. (a) Each of Buyer and Parent has the corporate power and corporate authority to execute, deliver and perform this Agreement and each of the Buyer Ancillary Agreements to which such corporation is a party. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by Buyer and Parent, as applicable, have been duly authorized and approved by Buyer's and/or Parent's board of directors, as applicable, and do not require any further authorization or consent of Buyer, Parent or their respective stockholders. This Agreement has been duly authorized, executed and delivered by Buyer and Parent and (assuming the valid authorization, execution and delivery of this Agreement by FDC and the Company) is the legal, valid and binding agreement of Buyer enforceable in accordance with its terms, and each of the Buyer Ancillary Agreements has been duly authorized by Buyer or Parent, as applicable, and upon execution and delivery by Buyer and/or Parent will be (assuming the valid authorization, execution and delivery by FDC and the Company, where FDC and/or the Company is a party, and the other party or parties thereto) a legal, valid and binding obligation of Buyer and Parent, as applicable, enforceable in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general principles of equity. The issuance of shares of Parent Common Stock pursuant to this Agreement and the filing of any registration statements with the Securities and Exchange Commission (the "SEC") by Parent under the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the "Securities Act") for the purpose of registering the shares of Parent Common Stock issuable pursuant to this Agreement and in accordance with the Registration Rights Agreement have been duly authorized by Parent's board of directors.

          (b) Neither the execution and delivery of this Agreement or any of the Buyer Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

          (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any shares of Parent Common Stock or any assets of Parent or Buyer under (A) the Certificate of Incorporation or By-laws of either Buyer or Parent; (B) any material note, instrument, mortgage, contract, agreement commitment, lease, license, franchise or financial obligation to which either Buyer or Parent is a party or any of its properties is subject or by which Buyer or Parent is bound;

     (C) any Court Order to which Buyer or Parent is a party or by which it is bound; or (D) any Requirements of Law affecting Buyer or Parent; or

          (ii) require the approval, consent, authorization or act of, or the making by Buyer or Parent of any declaration, filing or registration with, any Person, except for (A) in connection, or in compliance, with the provisions of the HSR Act; (B) the registration of shares of Parent Common Stock issuable pursuant to this Agreement under the Securities Act and applicable state securities laws; (C) the listing of the shares of Parent Common Stock issuable pursuant to this Agreement with Nasdaq; and (D) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not materially impair the ability of Buyer or Parent to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

          SECTION 6.3. CAPITALIZATION. As of the date hereof, the authorized capital stock of Parent consists of 60,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, no par value (the "Parent Preferred Stock"). At the close of business on March 31, 1995 (a) 32,077,055 shares of Parent Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (b) 2,464,612 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options under the Parent Stock Options and (c) no shares of Parent Preferred Stock were issued or outstanding. At the Closing Date, there shall not have been any changes to the information set forth in the immediately preceding sentence, other than pursuant to a corporate action described in Section 3.2 as to which the adjustments required by such section have been or will be made, and other than shares of Parent Common Stock issued upon the exercise of outstanding options under the Parent Stock Options and the grant of additional options under the Parent Stock Options. All of the shares of Parent Common Stock issuable pursuant to this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for this Agreement and except for not in excess of 614,237 stock options available for issuance pursuant to the Parent's plans or agreements in respect thereof (collectively, the "Parent Stock Options"), there are no options, warrants, calls, rights or agreements to which Parent or any of its subsidiaries is a party or by which they are bound (a) obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its subsidiaries; (b) obligating Parent or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement; or (c) obligating Parent to register under the Securities Act any shares of Parent Common Stock on behalf of any stockholder of Parent. Each outstanding share of capital stock of each subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in the Parent SEC Documents, each such share is owned by Parent or another subsidiary of Parent free and clear of all Encumbrances.

          SECTION 6.4. SEC DOCUMENTS AND OTHER REPORTS. Parent has filed with the SEC since January 1, 1992 copies of all documents which are required to be filed under the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") (the "Parent SEC Documents"), except for such filings which the failure to file would not have a Material Adverse Effect on Parent and Buyer. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Buyer included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustment described therein).

          SECTION 6.5. OPERATIONS SINCE MARCH 31, 1995. To the Knowledge of Parent, except as set forth in Schedule 6.5 and except for any change resulting from general economic, financial, industry-wide or market conditions or circumstances generally affecting Buyer's businesses, since March 31, 1995 there have been no changes in the assets, the businesses or the results of operations or financial condition of Buyer and its subsidiaries, taken as a whole, which have had or would have a Material Adverse Effect on Parent and Buyer.

          SECTION 6.6. NO UNDISCLOSED LIABILITIES.  Except as set forth in
Schedule 6.6 or reflected in the Parent SEC Documents, to the Knowledge of Parent, as of March 31, 1995, neither Parent nor any of its subsidiaries was subject to any liability, whether absolute, contingent, accrued or otherwise, that would be required to be included on a balance sheet prepared in accordance with GAAP and which in the aggregate would have a Material Adverse Effect on Parent and Buyer. Since March 31, 1995, except as set forth in Schedule 6.6, to the Knowledge of Parent, neither Parent nor any of its subsidiaries has incurred any liability, whether absolute, contingent, accrued or otherwise, except for liabilities incurred in the ordinary course of business that have not and would have a Material Adverse Effect on Buyer and Parent.

          SECTION 6.7. NO VIOLATION, LITIGATION OR REGULATORY ACTION. Except as set forth in Schedule 6.7:

          (i) to the Knowledge of Parent, Parent and its subsidiaries have complied in all material respects with all applicable Requirements of Law and Court Orders, except such failures to comply that would not have a Material Adverse Effect on Parent and Buyer;

          (ii) as of the date hereof, there are no lawsuits, claims, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened against Parent or its subsidiaries which would have a Material Adverse Effect on Parent and Buyer; and

          (iii) as of the date hereof, there is no action, suit or proceeding pending or, to the Knowledge of Parent, threatened that questions the legality or propriety of the transactions contemplated by this Agreement or any of the Buyer Ancillary Agreements.

          SECTION 6.8. NO BROKERS. Except as set forth in Schedule 6.8, neither Buyer or Parent nor any Person acting on behalf of either Buyer or Parent has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

          SECTION 6.9. INVESTMENT INTENT. Buyer is acquiring the Shares as an investment for its own account and not with a view to the distribution thereof. Buyer shall not sell, transfer, assign, pledge or hypothecate any of the Shares in the absence of registration under, or pursuant to an applicable exemption from, federal and applicable state securities laws.


                                  ARTICLE VII

                        ACTION PRIOR TO THE CLOSING DATE
                        --------------------------------

          The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

          SECTION 7.1. ACCESS TO INFORMATION. Each of FDC and the Company with respect to the Company, on the one hand, and each of Buyer and Parent with respect to Buyer and Parent, on the other hand, shall afford to the officers, employees and authorized representatives of each of the other such parties (including, without limitation, independent public accountants and attorneys) reasonable access during normal business hours upon reasonable advance notice to the offices, properties, employees and business and financial records (including computer files, retrieval programs and similar documentation) of the Company, the Subsidiaries, the Buyer and the Parent, as the case may be, as to the extent such other party shall reasonably deem necessary or desirable and shall furnish to the other party or its authorized representatives such additional information concerning the Business, Buyer or Parent, as the case may be, as shall be reasonably requested; provided, however, that none of the parties shall be required to violate any obligation of confidentiality to which it is subject in discharging its obligations pursuant to this Section 7.1. Each party hereto agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the other party. If in the course of any investigation pursuant to this Section 7.1, any of the officers or employees of a party referenced in the definition of "Knowledge of FDC," "Knowledge of the Company" or "Knowledge of Parent" set forth in Section
1.1 acquires, at or prior to the Closing Date, written information sufficient in detail both (i) to indicate that any representation or warranty herein given by the other party has been breached and (ii) reasonably to enable such individual to appreciate the nature of such breach and the extent to which such breach would cause a Loss or Expense for which the party such individual represents would otherwise be entitled to indemnification pursuant to Article XI, then the party such individual represents covenants that it will promptly so inform the other party.

          SECTION 7.2. PRESERVATION OF ACCURACY OF REPRESENTATIONS AND WARRANTIES. Each of the parties hereto shall refrain from taking any action that would render any representation or warranty contained in this Agreement inaccurate as of the Closing Date. Each party shall promptly notify the other of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement. Each party hereto shall promptly notify the other of any lawsuit, claim, proceeding or investigation that may be threatened, brought, asserted or commenced against the Company, FDC the Subsidiaries, Buyer or Parent, as the case may be, that would have been listed in Schedule 5.13 or Schedule 6.7, respectively, if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof.

          SECTION 7.3. CONSENTS OF THIRD PARTIES; GOVERNMENTAL APPROVALS. (a) Each of the parties agrees to use its commercially reasonable efforts to obtain the waiver, consent and approval of all persons whose waiver, consent or approval (i) is required in order to consummate the transactions contemplated by this Agreement or (ii) is required by any agreement, lease, instrument, arrangement, judgment, decree, order or license to which the Buyer, the Parent, the Company or any of the Subsidiaries is a party or is subject on the Closing Date and (x) that would prohibit or require the waiver, consent or approval of any person to such transactions or (y) under which, without such waiver, consent, or approval, such transaction would constitute an occurrence of default under the provisions thereof, result in the acceleration of any obligation thereunder or give rise to a right of any party thereto to terminate its obligation thereunder. All obtained written waivers, consents and approvals shall be produced at Closing in form and content reasonably satisfactory to the other party.

          (b) During the period prior to the Closing Date, the parties shall act diligently and reasonably, and shall cooperate with each other, to secure any consents and approvals of any Governmental Body required to be obtained by them in order to permit the consummation of the transactions contemplated by this Agreement, or to otherwise satisfy the conditions set forth in Section 9.4 and Section 10.4.

          SECTION 7.4. OPERATIONS PRIOR TO THE CLOSING DATE. (a) FDC shall use reasonable efforts to cause the Company and the Subsidiaries to and the Company shall, and shall use reasonable efforts to cause the Subsidiaries to, operate and carry on the Business in the ordinary course and substantially as operated immediately prior to the date of this Agreement. Consistent with the foregoing, FDC shall use reasonable efforts to cause the Company and the Subsidiaries, and the Company shall and shall use reasonable efforts to cause the Subsidiaries to, use their respective reasonable efforts consistent with good business practice to preserve the goodwill of the suppliers, contractors, licensors, employees, customers, distributors and others having business relations with the Company or any of the Subsidiaries.

          (b) Notwithstanding Section 7.4(a), except as expressly contemplated by this Agreement (including Section 8.1) or except with the express written approval of Buyer, FDC shall cause the Company and the Subsidiaries not to, and the Company shall not and shall cause the Subsidiaries not to:

          (i) make any material change in the Business or their respective operations;

          (ii) make any capital expenditure or enter into any contract or commitment for any capital expenditure in excess of $150,000, except in the ordinary course of the Business;

          (iii) enter into any material contract, agreement, undertaking or commitment, except in the ordinary course of the Business;

          (iv) enter into any contract for the purchase of real property or for the sale of any Real Property or exercise any option to purchase real property listed in any Schedule to Section 5.10 or any option to extend a lease listed in any Schedule to Section 5.10;

          (v) create, incur or assume, or agree to create, incur or assume, any indebtedness for borrowed money (other than money borrowed or advances from any of its Affiliates in the ordinary course of the Business), except in the ordinary course of the Business;

          (vi) collect accounts receivable other than in the ordinary course of the Business consistent with past practice;

          (vii) institute any material increase in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan with respect to its employees, other than in the ordinary course or as required by any such plan or Requirements of Law;

          (viii) make any material change in the compensation of its employees, other than changes made in accordance with normal compensation practices and consistent with past compensation practices;

          (ix) make any material change in the accounting policies applied in the preparation of the Financial Statement contained in Schedule 5.5; or

          (x)    make any change in its Certificate of Incorporation or By-laws.

          SECTION 7.5. ACQUISITION PROPOSALS. Commencing on the date of this Agreement and until either the Closing Date or the earlier termination of this Agreement, unless Buyer shall otherwise agree in writing, FDC shall not, and shall not permit the Company or any of the Subsidiaries to, and shall not authorize or permit any officer or director or employee of either FDC, the Company or any of the Subsidiaries, or any financial advisor, attorney, accountant, or other advisor or representative retained by any of FDC, the Company or any of the Subsidiaries, to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to any Acquisition Proposal (as hereinafter defined) or engage in any negotiations concerning or provide any confidential information or data to or have any discussions with any person or entity relating to an Acquisition Proposal. FDC or the Company shall immediately notify the Buyer if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with FDC, the Company or any of the Subsidiaries. "Acquisition Proposal" means any tender or exchange offer proposal other than a proposal by Buyer or any of its Affiliates for a merger, share exchange or other business combination involving the Company or any of the Subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of the Subsidiaries.

          SECTION 7.6. ANTITRUST LAW COMPLIANCE. As promptly as practicable after the date hereof, Parent and FDC shall file with the Federal Trade Commission and the Antitrust Division of the Department of Justice the notifications and other information required to be filed under the HSR Act, or any rules and regulations promulgated thereunder, with respect to the transactions contemplated hereby. Each party warrants that all such filings by it will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of the HSR Act and any such rules and regulations. Each of Parent and FDC agrees to make available to the other such information as each of them may reasonably request relative to its business, assets and property as may be required of each of them to file any additional information requested by such agencies under the HSR Act and any such rules and regulations.

          SECTION 7.7. APPROVAL OF SOLE SHAREHOLDER OF FDC HEALTH. FDC, as the sole shareholder of FDC Health, shall take such actions as may be necessary to approve this Agreement and the transactions contemplated hereby, including, without limitation, the sale of the Shares under the Nebraska Business Corporation Act.

          SECTION 7.8. TRANSFER OF SHARES. The parties acknowledge and agree that, upon notice to Parent and Buyer, FDC Health may transfer the Shares to FDC prior to the Closing, by dividend or otherwise, in which event (a) FDC hereby agrees to sell, transfer, assign, convey and deliver to Buyer the Shares pursuant to the terms of Section 2.1 and (b) the references to FDC Health in Sections 4.2 and 8.1 and in the last sentence of Section 5.2(b) shall be deemed to be FDC.

                                 ARTICLE VIII

                             ADDITIONAL AGREEMENTS
                             ---------------------

          SECTION 8.1. TRANSFER OF CAPITAL STOCK OF ACB AND TSSG AND TRADEMARK. Simultaneously with the Closing, FDC Health shall cause the Company to distribute to FDC Health all of the outstanding capital stock of ACB and TSSG and the trademark FIRST DECISION.

          SECTION 8.2. USE OF NAMES. Effective immediately following the Closing, FDC grants the Company, each of the Subsidiaries and Buyer a royalty-free license to use the service marks, trademarks and trade names listed on
Schedule 8.2, subject to the provisions of the Trademark License Agreement. On behalf of the Company, FDC shall prosecute the following trademark applications that are now pending in the United States Patent and Trademark Office: FIRST DIMENSION, Ser. No. 74/480,755; FIRST INFORM, Ser. No. 74/481,409; FIRST EMPOWER, Ser. No. 74/492,551; FIRST PERSPECTIVE, Ser. No. 74/492,610; and FIRST CONNECT, Ser. No. 74/492,611 (collectively referred to hereinafter as the "Intent-to-use Marks"). The Company agrees to execute all papers reasonably requested by FDC to prosecute these applications. The Company hereby covenants that at such time as the Patent and Trademark Office issues a notice of allowance and accepts a statement of use for any Intent-to-use Mark(s), the Company shall assign to FDC Health all right, title and interest in such Intent-to-use Mark(s), together with the goodwill of the business symbolized thereby. FDC Health hereby covenants that upon the occurrence such assignments(s) from the Company, FDC Health shall immediately assign to FDC all right, title and interest in such Intent-to-use Marks, together with the goodwill of the business symbolized thereby. FDC hereby warrants that upon the occurrence of such assignment(s) from FDC Health, FDC shall amend Schedule B to the Trademark License Agreement to include the assigned Intent-to-use Mark(s) among the Marks licensed under that Agreement.

          SECTION 8.3. TAX MATTERS. (a) Termination of Prior Tax Sharing Agreements. Any agreement or arrangement regarding the sharing of Taxes that may exist between FDC or any Affiliate of FDC, on the one hand, and the Company or any of the Subsidiaries, on the other, other than this Agreement, shall terminate, and any obligations to make payments under any such agreement or arrangement shall be cancelled, as of the Closing Date.

          (b) Liability for Taxes. (i) FDC shall be liable for all Taxes (including as set forth in paragraph (g)(ii) Taxes attributable to the Section 338(h)(10) Election made in accordance with paragraph (g) of this Section) (A) imposed on the FDC Tax Group or any member of the FDC Tax Group (other than the Company or the Subsidiaries) for any taxable year, or (B) imposed on the Company or the Subsidiaries or for which the Company or the Subsidiaries may otherwise be liable (including any liability for the Taxes of any Person other than the Company and the Subsidiaries (A) under Treas. Reg. (S) 1.1502-6 (or any similar provision of state, local, or foreign law) or (B) as a transferee or successor), for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; provided, however, that FDC shall not be liable and shall not indemnify Buyer for any Taxes imposed on the Company or the Subsidiaries as a result of transactions occurring on the Closing Date (other than transactions in the ordinary course of the Business) that occur at the direction of Buyer (Taxes described in this proviso are "Excluded Taxes"). FDC shall be entitled to any refund of Taxes for which it is liable pursuant to this paragraph (b)(i).

          (ii) Buyer and Parent shall be liable for (A) all Taxes imposed on the Company or any of the Subsidiaries, or for which the Company or the Subsidiaries may otherwise be liable, for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date and (B) any Excluded Taxes. Buyer shall be entitled to any refund of such Taxes for which it is liable pursuant to this paragraph (b)(ii).

          (iii) For purposes of paragraphs (b)(i) and (b)(ii), whenever it is necessary to determine the liability for Taxes of the Company or the Subsidiaries for a portion of any Straddle Period, the determination of the Taxes of the Company or the Subsidiaries for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Company or the Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods on a "closing of the books basis" by assuming that the books of the Company or the Subsidiaries were closed at the close of the Closing Date; provided, however, that (I) Taxes imposed on the Company or the Subsidiaries as a result of transactions occurring on the Closing Date (other than transactions in the ordinary course of the Business) that occur at the direction of Buyer shall be allocated to the taxable year or period that is deemed to begin at the beginning of the day following the Closing Date and (II) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation or real estate or personal property taxes, shall be apportioned between such two taxable years or periods on a daily basis (it being understood that this proviso shall not apply with respect to the incremental deductions arising by reason of the 338(h)(10) Election).

          (iv) For purposes of paragraphs (a)(i) and (a)(ii), whenever it is otherwise necessary to allocate an item of income, gain, deduction, loss or credit to either a taxable year or period that ends on or before the Closing Date or a taxable year or period that begins after the Closing Date, rules consistent with those in Treas. Reg (S) 1.1502-76(b) shall be applied.

          (v) If, as a result of any action, suit, investigation, audit, claim, assessment or amended Tax Return, there is any change after the Closing Date in an item of income, gain, loss, deduction or credit that results in an increase in a Tax liability for which FDC would otherwise be liable pursuant to paragraph
(b)(i), and such change results in a decrease in the Tax liability of the Company, the Subsidiaries, Buyer, or any Affiliate or successor thereof (after considering all tax attributes of such party) for any taxable year or period beginning after the Closing Date or for the portion of any Straddle Period beginning after the Closing Date, FDC shall not be liable pursuant to paragraph
(b)(i) with respect to such increase to the extent of such decrease.

          (vi) Buyer shall pay, and shall indemnify FDC against, and FDC shall pay and shall indemnify Buyer against, one-half of any real property transfer or gains tax, stamp tax, stock transfer tax, or other similar tax imposed on the sale of the Shares pursuant to this Agreement, together with any penalties or interest with respect to such taxes.

          (c) Tax Returns. (i) FDC shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company or any of the Subsidiaries for taxable years or periods ending on or before the Closing Date and shall remit any Taxes due in respect of such Tax Returns, and Buyer shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company or any of the Subsidiaries for taxable years or periods ending after the Closing Date and shall timely remit any Taxes due in respect of such Tax Returns. FDC or Buyer shall reimburse the other party for the Taxes for which FDC or Buyer, respectively, is liable pursuant to paragraph (b) of this Section 8.3 but which are payable with Tax Returns to be filed by the other party pursuant to the previous sentence upon the written request of the party entitled to reimbursement, setting forth in detail the computation of the amount owed by FDC or Buyer, as the case may be, but in no event shall such reimbursement be due earlier than 10 days prior to the due date for the filing of such Tax Returns, including extensions.

          (ii) With respect to the taxable period which includes the Closing Date, Buyer shall promptly cause the Company and the Subsidiaries to prepare and provide to FDC a package of tax information materials, including, without limitation, schedules and work papers (the "Tax Package"), required by FDC to enable FDC to prepare and file all Tax Returns required to be prepared and filed by it pursuant to paragraph (c)(i). The Tax Package shall be completed in accordance with past practice including past practice as to providing such information, and as to the method of computation of separate taxable income or other relevant measure of income of the Company and the Subsidiaries. Buyer shall cause the Tax Package to be delivered to FDC within 150 days after the Closing Date.

          (d) Contest Provisions. (i) Buyer or FDC, as the case may be, shall promptly notify the other party in writing upon receipt by Buyer or FDC, or any of their respective Affiliates, of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which may affect any Tax liability for which FDC or Buyer, respectively, is liable pursuant to paragraph (b) of this Section 8.3, provided that failure to comply with this provision shall not affect Buyer's or FDC's right to indemnification hereunder except to the extent such failure impairs Buyer's or FDC's ability to contest any such Tax liabilities.

          (ii) FDC shall have the sole right to represent the Company's or the Subsidiaries' interests in any Tax audit or administrative or court proceeding relating to taxable periods ending on or before the Closing Date (including, for these purposes, such proceedings as relate to the Section 338(h)(10) Election), and to employ counsel of its choice at its expense. In the case of any Straddle Period, FDC shall be entitled to participate at its expense in any Tax audit or administrative or court proceeding relating (in whole or in part) to Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date and, with the written consent of Buyer, and at FDC's sole expense, may assume the entire control of such audit or proceeding.

          (iii) Neither Buyer nor FDC, nor any of their respective Affiliates, may agree to settle any Tax claim which may be the subject of indemnification by Buyer or FDC under paragraph (b) of this Section 8.3 without the prior written consent of the other party, which consent will not be unreasonably withheld. In the event that one party desires to settle a Tax claim and the other does not, the procedures set forth in Section 11.4 shall control.

          (e) Assistance and Cooperation. After the Closing Date, each of FDC and Parent shall (and shall cause their respective Affiliates to):

          (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with paragraph (c) of this Section 8.3;

          (ii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Company or the Subsidiaries;

          (iii) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Company or the Subsidiaries;

          (iv) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of the Company or the Subsidiaries for taxable periods for which the other may have a liability under this Section 8.3; and

          (v) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

          (f) Adjustment to Purchase Price. Any payment by Buyer or FDC under this Section 8.3 will be deemed to be an adjustment to the Purchase Price for tax purposes.

          (g) Election Under Section 338(h)(10). (i) FDC and Buyer shall make and timely file a joint election for the Company (and for any or all of the domestic Subsidiaries as specified by Buyer for which such an election can be made) under Section 338(h)(10) of the Code and under any applicable similar provisions of state or foreign law with respect to the purchase of the Shares or the deemed purchase of the shares of the Subsidiaries (collectively, such elections shall be referred to as the "Section 338(h)(10) Election"). Buyer represents to FDC that it is qualified to make an election under Section 338(h)(10) of the Code and FDC represents to Buyer that it is qualified to make an election under Section 338(h)(10) of the Code. FDC and Buyer shall within 180 days after the Closing Date exchange completed and executed copies of Internal Revenue Service Forms 8023A, required schedules thereto, and any similar state and foreign forms. If any changes are required in these forms as a result of information which is first available after the Closing Date, the parties will promptly agree on such changes and take all action necessary to reflect them in any necessary governmental filings.

          (ii) FDC will pay any Tax attributable to the making of the Section 338(h)(10) Election and will indemnify Buyer against any adverse consequences arising out of any failure to pay such Tax. FDC will also pay any state, local, or foreign Tax (and indemnify Buyer against any adverse consequences arising out of any failure to pay such Tax) attributable to an election under state, local or foreign law similar to the election available under Section 338(g) of the Code (or which results from the making of an election under Section 338(g) of the Code) with respect to the purchase of the Shares of the Company (or deemed purchases of the shares of the Subsidiaries) hereunder where the state, local or foreign Tax jurisdiction (i) does not provide or recognize a Section 338(h)(10) election or (ii) does not apply its provisions corresponding to Section 338(h)(10) of the Code to the purchase of the Shares of the Company (or deemed purchases of the shares of the Subsidiaries), provided that Buyer shall only make a straight 338(g) or similar election only for state, local and foreign tax purposes and only under the circumstances described in clauses (i) or (ii) hereof. In the event there is uncertainty as to whether a jurisdiction provides for or recognizes a Section 338(h)(10) or comparable election, FDC shall determine what position FDC and Buyer shall take in their respective tax returns as to whether such an election is available and the consequences thereof and shall have sole control over any disputes with that jurisdiction with respect to such position; provided, however, that if as a result of such action on the part of FDC, Buyer is precluded from making an election it otherwise would have been entitled to make, FDC shall pay Buyer such amounts as are necessary to put Buyer in the same after-tax position as Buyer would have been in had such election been made.

          (iii) Buyer and FDC shall jointly appoint an independent appraiser (the "Appraiser") to conduct and to deliver to Buyer and FDC, within 90 days, an appraisal (the "Appraisal") of the fair market value as of the Closing Date of the assets of the Company and the Subsidiaries for which the Section 338(h)(10) Election will be made. The cost of the Appraisal shall be paid one-half by FDC and one-half by Buyer.

          Buyer and FDC hereby agree to allocate the Modified Adjusted Deemed Sales Price, as defined in Treasury Regulation (S) 1.338(h)(10-1(f), for the Company and the Subsidiaries, among the assets of the Company and the Subsidiaries for which the Section 338(h)(10) Election will be made in accordance with Section 338(h)(10) of the Code, the regulations thereunder and the Appraisal and agree to file all federal, state, local and foreign Tax Returns in accordance therewith (it being understood that the parties may take differing positions on the Modified Adjusted Deemed Sales Price).

          SECTION 8.4. ASSUMPTION OF CERTAIN LIABILITIES BY FDC. FDC hereby agrees that it shall either discharge, and provide evidence at the Closing of such discharge, or, shall pay on behalf of the Company or the applicable Subsidiary or reimburse the Company or such Subsidiary for the payment of, those liabilities described or set forth on Schedule 8.4.

          SECTION 8.5. RADIOLOGY, SCHEDULING, MEDICAL RECORDS AND PHARMACY SOFTWARE PRODUCTS. With respect to customers of the Business described on
Schedule 8.5 who are parties to contracts, agreements, offers or options with the Company as of the Closing Date that provide for delivery of Pharmacy, Scheduling, Medical Records and Radiology Software Products upon the satisfaction of certain terms (the "Pharmacy, Scheduling, Medical Records and Radiology Software Contracts"), from the Closing Date to the expiration of FDC's indemnification obligations to the Buyer Group Members under Section 11.1(a)(iv), Buyer will, and will cause the Company to, offer, on terms substantially similar to those contained in the Pharmacy, Scheduling, Medical Records and Radiology Software Contracts, the then-current comparable software products of Buyer for pharmacy and radiology. No Buyer Group Member shall be indemnified under this Agreement for Buyer's, the Company's or any of their Affiliates' costs of providing, installing or otherwise implementing, substituting, replacing or providing alternative software, goods or services of Buyer, the Company or any of their Affiliates to customers of the Business in fulfillment of Buyer's obligations pursuant to this Section 8.5.

          SECTION 8.6. TANDEM. After the Closing, FDC shall maintain control of the negotiations with Tandem Computer Incorporated ("Tandem") relating to settlement of the Tandem Matter, and Buyer and the Company shall cooperate with FDC to the extent reasonably necessary to consummate all applicable agreements to settle the Tandem Matter. Each of FDC and Buyer will, and Buyer will cause the Company to, use its reasonable efforts to cooperate to obtain certain credits relative to the sale of product to current customers of the Business who own or operate Tandem equipment to minimize the Losses and Expenses incurred by the Buyer Group Members in connection with or arising from the Tandem Matter; provided, however, that Buyer shall not be required to incur out-of-pocket expenses outside the ordinary course of business and shall not be required to commence any adversarial proceeding, in each case, unless fully indemnified by FDC.


                                  ARTICLE IX

            CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER AND PARENT
            -------------------------------------------------------

          All of the obligations of Buyer and Parent to consummate the transactions contemplated by this Agreement shall be contingent upon and subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all and any of which may be waived, in whole or in part, by Parent and Buyer for purposes of consummating such transactions, but without prejudice (except as provided in the immediately succeeding sentence) to any other right or remedy that Parent or Buyer may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of, FDC, FDC Health or the Company contained in this Agreement or in any other certificate or instrument furnished by FDC, FDC Health or the Company hereunder. Notwithstanding the foregoing, if the Losses and Expenses suffered or incurred from any misrepresentation or breach as to which misrepresentation or breach Parent or Buyer has received notice from FDC in writing (specifically stating that an event is a misrepresentation or breach) at least ten (10) days prior to Closing (a "FDC Noticed Breach") exceed, in the aggregate, $1,000,000, closing of the transactions contemplated by this Agreement shall be deemed a waiver by Parent and Buyer of all rights and remedies for indemnification in respect of such FDC Noticed Breach to the extent the Losses and Expenses from such FDC Noticed Breach exceed $1,000,000. In respect of each such FDC Noticed Breach, Parent and Buyer shall be deemed to have agreed to limit, and not deemed to have waived, their rights and remedies up to (and not in excess of) $1,000,000.

          SECTION 9.1. NO MISREPRESENTATION OR BREACH OF COVENANTS AND WARRANTIES. There shall have been no material breach by FDC or the Company in the performance of any of its covenants and agreements herein which shall not have been remedied or cured; each of the representations and warranties of FDC and the Company contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date certain specified) except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Buyer or any transaction permitted by Section 7.4; and there shall have been delivered to Buyer a certificate to such effect, dated the Closing Date, signed on behalf of each of FDC and the Company by a duly authorized officer of FDC and the Company.

          SECTION 9.2. NO MATERIAL ADVERSE EFFECT. Between the date hereof and the Closing Date, there shall have been no Material Adverse Effect; and there shall have been delivered to Buyer a certificate to such effect, dated the Closing Date, signed on behalf of each of FDC and the Company by a duly authorized officer of FDC and the Company.

          SECTION 9.3. NO RESTRAINT. The waiting period under the HSR Act shall have expired or been terminated, and no action, proceeding, investigation, injunction or restraining order shall have been issued, instituted, threatened or proposed against or in respect of FDC, any of its Affiliates, Parent or Buyer by or before any court or Governmental Body of competent jurisdiction to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the transactions contemplated hereby, and be in effect which restrains or prohibits any material transaction contemplated hereby.

          SECTION 9.4. NECESSARY GOVERNMENTAL APPROVALS. All approvals and actions of or by all Governmental Bodies which are necessary to consummate the transactions contemplated hereby shall have been obtained or taken place, other than those as to which the failure to have been obtained or taken place would not have a Material Adverse Effect.

          SECTION 9.5. NECESSARY CONSENTS. Each of FDC and the Company shall have received consents to the transactions contemplated hereby from the other parties to contracts, leases, agreements and permits identified in Schedule 9.5 and Buyer shall have received a true and correct copy of each such consent.

          SECTION 9.6. OTHER AGREEMENTS. Each of the Registration Rights Agreement, the Human Resources Agreement, the Transition Services Agreement, the Shareholder Agreement and the Trademark License Agreement shall have been executed by FDC and/or the Company and shall remain in full force and effect.

          SECTION 9.7. SUBLEASE. FDC and the Company shall have entered into a sublease agreement, in customary form, effective as of the Closing Date, pursuant to which the Company shall sublease to FDC one-quarter of the facilities of the Company located in Charlotte, North Carolina, upon the same terms and subject to the same conditions contained in the Company's current lease of such facilities, it being understood that FDC shall be responsible for one-quarter of the charges which are not solely attributable to the facilities occupied by FDC or the Company and 100% of the charges solely attributable to the facilities occupied by FDC.

          SECTION 9.8. COMPANY CASH ACCOUNT. The Company's cash reserves shall be at least $2,000,000 plus an amount equal to the accrued payroll obligations of the Company and the Subsidiaries on the Closing Date. For purposes of this
Section 9.8, "accrued payroll obligations" shall also include unpaid bonus compensation for pre-Closing periods as described in Section 3.2 of the Human Resources Agreement; unpaid commissions earned before the Closing Date as described in Section 3.4 of the Human Resources

Agreement; and unpaid amounts payable in respect of vacation accrued for 1994 and prior years as described in Section 5.1 of the Human Resources Agreement, along with applicable unpaid employer payroll taxes attendant to such accrued obligations.


                                   ARTICLE X

                    CONDITIONS PRECEDENT TO OBLIGATIONS OF
                    --------------------------------------
                        FDC, FDC HEALTH AND THE COMPANY
                        -------------------------------

          All of the obligations of FDC, FDC Health and the Company to consummate the transactions contemplated by this Agreement shall be contingent upon and subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all and any of which may be waived, in whole or in part, by FDC for purposes of consummating such transactions, but without prejudice (except as provided in the immediately succeeding sentence) to any other right or remedy that FDC may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of, Parent or Buyer contained in this Agreement or in any other certificate or instrument furnished by Parent or Buyer hereunder. Notwithstanding the foregoing, if the Losses and Expenses suffered or incurred from any misrepresentation or breach as to which misrepresentation or breach FDC has received notice from Parent in writing (specifically stating that an event is a misrepresentation or breach) at least ten (10) days prior to Closing (a "HBO Noticed Breach") exceed, in the aggregate, $1,000,000, closing of the transactions contemplated by this Agreement shall be deemed a waiver by FDC of all rights and remedies for indemnification in respect of such HBO Noticed Breach to the extent the Losses and Expenses from such HBO Noticed Breach exceed $1,000,000. In respect of each such HBO Noticed Breach, FDC shall be deemed to have agreed to limit, and not deemed to have waived, its rights and remedies up to (and not in excess of) $1,000,000.

          SECTION 10.1. NO MISREPRESENTATION OR BREACH OF COVENANTS AND WARRANTIES. There shall have been no material breach by Buyer or Parent in the performance of any of its covenants and agreements herein which shall not have been remedied or cured; each of the representations and warranties of Buyer and Parent contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date certain specified) except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by FDC or any transaction contemplated by this Agreement; and there shall have been delivered to FDC a certificate to such effect, dated the Closing Date, signed on behalf of each of Buyer and Parent by a duly authorized officer of Buyer and Parent.

          SECTION 10.2. NO MATERIAL ADVERSE EFFECT ON PARENT OR BUYER. Between the date hereof and the Closing Date, there shall have been no Material Adverse Effect on Parent and Buyer; and there shall have been delivered to FDC a certificate to such effect, dated the Closing Date, signed on behalf of each of Parent and Buyer by a duly authorized officer of Parent and Buyer.

          SECTION 10.3. NO RESTRAINT. The waiting period under the HSR Act shall have expired or been terminated, and no action, proceeding, investigation,injunction or restraining order shall have been issued, instituted, threatened or proposed against or in respect of FDC, any of its Affiliates, Parent or Buyer by or before any court or Governmental Body of competent jurisdiction to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the transactions contemplated hereby, and be in effect which restrains or prohibits any material transaction contemplated hereby.

          SECTION 10.4. NECESSARY GOVERNMENTAL APPROVALS. All approvals and actions of or by all Governmental Bodies which are necessary to consummate the transactions contemplated hereby shall have been obtained or taken place, other than those as to which the failure to have been obtained or taken place would not materially impair the ability of FDC or the Company to consummate the transactions contemplated hereby.

          SECTION 10.5. NECESSARY CONSENTS. Buyer shall have received consents to the transactions contemplated hereby from the other parties to the contracts, leases, agreements and permits identified in Schedule 10.5.

          SECTION 10.6. OTHER AGREEMENTS. Each of the Registration Rights Agreement, the Human Resources Agreement, the Transition Services Agreement, the Shareholder Agreement and the Trademark License Agreement shall have been executed by Parent and shall remain in full force and effect.

          SECTION 10.7. NASDAQ APPROVAL. The shares of Parent Common Stock issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.


                                  ARTICLE XI

                                INDEMNIFICATION
                                ---------------

          SECTION 11.1. INDEMNIFICATION BY FDC. (a) FDC agrees to indemnify and hold harmless each Buyer Group Member from and against any and all Losses and Expenses incurred by such Buyer Group Member in connection with or arising from:

          (i) any breach of any warranty or the inaccuracy of any representation of FDC or the Company contained or referred to in this Agreement or any certificate, schedule, exhibit or other instrument delivered or to be delivered by or on behalf of FDC or the Company pursuant hereto, or any claim of a third party (regardless of whether the claimant is ultimately successful) which relates to any such warranty or representation and that, if true, would be such a breach or inaccuracy (it being understood and agreed, however, by Parent and Buyer, on the one hand, and FDC, on the other hand, that, notwithstanding the foregoing, all Expenses incurred by them that relate to any such claim of a third party who is ultimately unsuccessful and the majority of which does not relate to any such warranty or representation will be paid by Buyer);

          (ii) any breach of any agreement or covenant on the part of FDC or the Company under this Agreement or any other instrument delivered or to be delivered by or on behalf of FDC or the Company pursuant hereto (except the FDC Ancillary Agreements);

          (iii) all Tax liabilities for which FDC is liable pursuant to Section 8.3;

          (iv) satisfaction of the obligations of the Company to provide the Pharmacy, Scheduling, Medical Records and Radiology Software Products under the Pharmacy, Scheduling, Medical Records and Radiology Software Products Contracts; provided, however, that no indemnity shall be provided to any Buyer Group Member in respect of Buyer's obligations pursuant to Section 8.5; or

          (v) the Tandem Matter and any breach of any covenant of FDC under
     Section 8.6;

provided, however, that FDC shall only be required to indemnify and hold harmless under this Section 11.1(a) with respect to (a) all Losses and Expenses from any single condition, event or act that is indemnified against under this Agreement so long as the aggregate amount of such Losses and Expenses is in excess of $1,000,000 and (b) all such other Losses and Expenses to the extent that the aggregate amount of such Losses and Expenses exceeds $1,000,000; provided, further, that the aggregate amount required to be paid by FDC pursuant to this Section 11.1 shall not exceed $30,000,000; provided, further, that, without limiting the foregoing, FDC shall not be required to indemnify and hold harmless under this Section 11.1(a) with respect to Losses and Expenses to the extent such Losses and Expenses are in connection with or arise from the discontinuation, termination or modification, after the Closing, of any agreement or product of, or product under development by, the Company or any of the Subsidiaries, except as permitted by Section 8.5, although nothing provided for in this sentence shall limit or diminish any indemnification hereunder for any breach of any warranty or the inaccuracy of any representation of FDC, FDC Health or the Company referred to in Section 11.1(a)(i), or breach of any agreement or covenant on the part of FDC, FDC Health or the Company referred to in Section 11.1(a)(ii); provided, further, that FDC shall be required to indemnify and hold harmless under this Section 11.1 for all Losses and Expenses, up to the $30,000,000 limit set forth in the second proviso to this Section, from a breach of or inaccuracy contained in the provisions of Sections 5.4(a), 5.6(g), 5.21, 7.4(b)(vi), or 13.9; and provided, further, that FDC shall be required to indemnify and hold harmless under this Section 11.1 for all Losses and Expenses, regardless of amount, from a breach of or inaccuracy contained in the provisions of Sections 5.2, 5.8, 8.3 and 8.4 and pursuant to Section 11.1(a)(iv) or (v). Expenses of the Buyer Group Members that are indemnifiable pursuant to Section 11.1(a)(ii), (iii), (iv) or (v) shall include, without limitation, Expenses incurred as to any Third-Person Claim in respect thereof even if such claim is ultimately unsuccessful.

          (b) For purposes of this Article only, the definition of the term "Material Adverse Effect" shall include the following sentence when it is used in a warranty, representation, agreement or covenant that is the subject of a claim for indemnification hereunder: For purposes of this definition, (i) an effect or change with respect to any warranty, representation, agreement or covenant that is the subject of a claim for indemnification under this Agreement is deemed to be material if the Losses and Expenses resulting from such effect or change are equal to $100,000 or more and (ii) all effects and changes with respect to each sentence qualified by Material Adverse Effect shall be added together to determine if the $100,000 threshold is met.

          (c) The indemnification provided for in Section 11.1(a) shall terminate on the earlier of (i) the last day of the 27th calendar month beginning and ending after the Closing Date or (ii) the day on which Parent releases to the public its report of earnings for its last fiscal period ending on or before March 31, 1997 (and no claims shall be made by any Buyer Group Member under Section 11.1(a) thereafter), except that the indemnification by FDC shall continue as to any Losses or Expenses of which any Buyer Group Member has notified FDC in accordance with the applicable requirements of Sections 11.3 and
11.4 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.1(c), as to which the obligation of FDC shall continue until the liability of FDC shall have been determined pursuant to this
Article XI, and FDC shall have reimbursed all Buyer Group Members for the full amount of such Losses and Expenses in accordance with this Article XI. Notwithstanding the foregoing, the indemnification provided for in Section 11.1(a) shall continue (and claims may be made by any Buyer Group Member at any time) for Losses and Expenses from a breach of or inaccuracy contained in the provisions of Sections 5.8, 8.3 and 8.4 and pursuant to Section 11.1(a)(iv) and
(v). After the Closing FDC shall not have any right of contribution from the Company or any of the Subsidiaries with respect to any payments due from FDC pursuant to this Section 11.1(a).

          SECTION 11.2. INDEMNIFICATION BY BUYER AND PARENT. (a) Each of Buyer and Parent, jointly and severally, agrees to indemnify and hold harmless each FDC Group Member from and against any and all Losses and Expenses incurred by such FDC Group Member in connection with or arising from:

          (i) any breach of any warranty or the inaccuracy of any representation of Buyer or Parent contained or referred to in this Agreement or any certificate, schedule, exhibit or other instrument delivered or to be delivered by or on behalf of Parent or Buyer pursuant hereto, or any claim of a third party (regardless of whether the claimant is ultimately successful) which relates to any such warranty or representation and that, if true, would be such a breach or inaccuracy (it being understood and agreed, however, by Parent and Buyer, on the one hand, and FDC, on the other hand, that, notwithstanding the foregoing, all Expenses incurred by them that relate to any such claim of a third party who is ultimately unsuccessful and the majority of which does not relate to any such warranty or representation will be paid by FDC);

          (ii) any breach of any agreement or covenant on the part of Parent or Buyer under this Agreement or any other instrument delivered or to be delivered by or on behalf of Parent or Buyer pursuant hereto;

          (iii) all Tax liabilities for which Parent or Buyer is liable pursuant to Section 8.3; or

          (iv) the discontinuation, termination or modification, after the Closing, of any agreement or product of, or product under development by, the Company or any of the Subsidiaries;

provided, however, that Buyer and Parent shall only be required to indemnify and hold harmless under this Section 11.2(a) with respect to (a) all Losses and Expenses from any single condition, event or act that is indemnified against under this Agreement so long as the aggregate amount of such Losses and Expenses is in excess of $1,000,000 and (b) all such other Losses and Expenses to the extent that, the aggregate amount of such Losses and Expenses exceeds $1,000,000; provided, further, that the aggregate amount required to be paid by Buyer and Parent pursuant to this Section 11.2(a) shall not exceed $30,000,000; provided further, that Buyer and Parent, jointly and severally, shall be required to indemnify and hold harmless under this Section 11.2(a) for all Losses and Expenses, up to the $30,000,000 limit set forth in the second proviso to this Section, from a breach of or inaccuracy contained in the provisions of Sections 6.2(a), 13.9; and provided, further, that Buyer and Parent, jointly and severally, shall be required to indemnify and hold harmless under this Section 11.2(a) for all Losses and Expenses, regardless of amount, from a breach of or inaccuracy contained in the provisions of Sections 6.1 and 8.3.

          (b) For purposes of this Article only, the definition of the term "Material Adverse Effect on Parent and Buyer" shall include the following sentence when it is used in a warranty, representation, agreement or covenant that is the subject of a claim for indemnification hereunder: For purposes of this definition, (i) an effect or change with respect to any warranty, representation, agreement or covenant that is the subject of a claim for indemnification under this Agreement, is deemed to be material if the Losses and Expenses resulting from such effect or change are equal to $100,000 or more and
(ii) all effects and changes with respect to each sentence qualified by Material Adverse Effect shall be added together to determine if the $100,000 threshold is met.

          (c) The indemnification provided for in Section 11.2(a) shall terminate on the earlier of (i) the last day of the 27th calendar month beginning and ending after the Closing

Date or (ii) the day on which Parent releases to the public its report of earnings for its last fiscal period ending on or before March 31, 1997 (and no claims shall be made by any FDC Group Member under Section 11.2(a) thereafter), except that the indemnification by Buyer and Parent shall continue as to any Losses or Expenses of which any FDC Group Member has notified Buyer or Parent in accordance with the applicable requirements of Sections 11.3 and 11.4 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.2(c), as to which the obligations of Buyer and Parent shall continue until the liability of Buyer and Parent shall have been determined pursuant to this Article XI, and Buyer and Parent shall have reimbursed all FDC Group Members for the full amount of such Losses and Expenses in accordance with this Article XI. Notwithstanding the foregoing, the indemnification provided for in Section 11.2(a) shall continue (and claims may be made by any FDC Group Member at any time) for Losses and Expenses from a breach of or inaccuracy contained in the provisions of Section 8.3. Expenses of the FDC Group Members that are indemnifiable pursuant to Section 11.2(a)(ii), (iii) or (iv) shall include, without limitation, Expenses incurred as to any Third-Person Claim in respect thereof even if such claim is ultimately unsuccessful.

          SECTION 11.3. NOTICE OF CLAIMS. (a) Any Buyer Group Member or FDC Group Member (the "Indemnified Party") seeking indemnification hereunder shall give promptly to a party obligated to provide indemnification to such Indemnified Party (the "Indemnitor") a written notice (a "Claim Notice") describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim and a reference (made in good faith) to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that failure to give such notice or failure to make such reference shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been prejudiced by such failure (it being understood that this proviso does not modify or otherwise affect the time periods specified in Sections 11.1(a) and 11.2(a)); provided, further, that the provisions of Section 11.4 shall also apply to such a Claim Notice relating to a Third-Person Claim.

          (b) In calculating any Loss or Expense there shall be deducted any insurance recovery in respect thereof (and no right of subrogation shall accrue hereunder to any insurer); provided that no party shall be obligated hereby to procure or pay for insurance coverage in anticipation of such claims or pursue any action against an insurer if a claim for insurance is denied.

          (c) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this
Article XI shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses and Expenses suffered by it.

          SECTION 11.4. THIRD-PERSON CLAIMS. (a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party (a "Third-Person Claim"), such Indemnified Party shall give to an Indemnitor a Claim Notice relating to the Third-Person Claim within 15 days after receipt by such Indemnified Party of written notice of the Third-Person Claim; provided, however, that failure to give such notice shall not relieve an Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been prejudiced by such failure (except that the Indemnitor shall not be liable for any Expenses incurred during the period in excess of the initial 15 days in which the Indemnified Party failed to give such notice) (it being understood that the Indemnified Party shall use good faith efforts to notify the Indemnitor promptly upon receipt of any oral or written notice of a Third-Person Claim). Thereafter, the Indemnified Party shall deliver to the Indemnitor, within five business days after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Person Claim. Notwithstanding the foregoing, should an Indemnified Party be physically served with a complaint with regard to a Third-Person Claim, the Indemnified Party must notify an Indemnitor with a copy of the complaint within five business days after receipt thereof and shall deliver to the Indemnitor within seven business days after the receipt of such complaint copies of notices and documents (including court papers) received by the Indemnified Party relating to the Third-Person Claim; provided, however, that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been prejudiced by such failure.

          (b) (i) In the event of a Third-Person Claim, subject to subsection 11.4(b)(ii) an Indemnitor shall have the absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice (which shall be satisfactory to the Indemnified Party) and to defend any proceeding, claim, or demand which relates to any Loss or Expense indemnified against hereunder if the Indemnitor gives written notice to the Indemnified Party of its intention to defend (a "Notice to Defend") within seven business days following receipt of the Claim Notice. The Notice to Defend must also state that the Indemnitor agrees to fully indemnify the Indemnified Party for the Third-Person Claim to the extent provided for in this Article XI; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand. To the extent an Indemnitor elects not to defend such proceeding, claim or demand or fails to give a Notice to Defend within such seven business-day period, and the Indemnified Party defends against or otherwise deals with any such proceeding, claim or demand, the Indemnified Party may retain counsel, at the expense of the Indemnitor to the extent provided for in this Article XI, and control the defense of such proceeding. Except as provided in Section 11.4(c), neither the Indemnitor nor the

Indemnified Party may settle any such proceeding which settlement obligates the other party, pursuant to such settlement or this Article XI, to pay money, to perform obligations, to refrain from performing acts or to admit liability without the consent of the other party.

          (ii) In the event of a Third-Person Claim in which the primary remedy sought is an injunction, or other similar equitable relief against the Indemnified Party, that would have a Material Adverse Effect or Material Adverse Effect on Parent and Buyer, or which principally consists of a criminal law claim against the Indemnified Party, the Indemnified Party shall have the rights and obligations of the Indemnitor under Section 11.4(b)(i) and the Indemnitor shall have the rights and obligations of the Indemnified Party under Section 11.4(b)(i).

          (iii) After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by an Indemnitor hereunder, the Indemnified Party shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor shall pay all of the sums so owing to the Indemnified Party by wire transfer, certified or bank cashier's check within 30 days after the date of such notice.

          (iv) The Indemnified Party shall neither be required to refrain from paying or satisfying any claim which the Indemnitor has not acknowledged in writing its obligations to indemnify the Indemnified Party, provided that the Indemnified Party shall have given notice of such claim to the Indemnitor in accordance with Sections 11.3 and 11.4, or which has matured by court judgment or decree, unless appeal is taken thereafter and proper appeal bond posted by the Indemnitor, nor shall the Indemnified Party be required to refrain from paying or satisfying any Third-Person Claim after and to the extent that such Third-Person Claim has resulted in an unstayed permanent injunction or other similar equitable relief against the Indemnified Party (unless such claim shall have been discharged or enforcement thereof stayed by the filing of a legally permitted bond by the Indemnitor or otherwise, at its sole expense).

          (c) (i) Except as provided in Section 11.4(b)(iv), in the event that an Indemnitor, on the one hand, or the Indemnified Party, on the other hand, has reached a good faith, bona fide settlement agreement or compromise that involves only monetary payment, subject only to approval hereunder, with any claimant regarding a matter which may be the subject of indemnification hereunder and desires to settle on the basis of such agreement or compromise that involves only monetary payment, such party who desires to so settle or compromise shall notify the other party in writing of its desire setting forth the terms of such settlement or compromise (the "Notice of Settlement").

          (ii) The Third-Person Claim may be settled or compromised on the basis set forth in the Notice of Settlement unless within 20 days of the receipt of the Notice of Settlement the party who issued the Notice of Settlement receives a notice from the other party of its desire to continue to contest the matter (the "Notice to Contest") and, in such case:

          (A) Should the Indemnified Party deliver a Notice to Contest, the claim shall be so contested and the monetary liability of the Indemnitor shall be limited as provided in subsection (C) below.

          (B) If the settlement or compromise could result in a claim for indemnification being made against the Indemnitor and if the Indemnitor delivers the Notice to Contest, the claim shall be so contested and the monetary liability of the Indemnified Party shall be limited as provided in subsection
(C) below.

          (C) If a matter is contested as provided in subsections (A) or (B) above and is later adjudicated, settled, compromised or otherwise disposed of and such adjudication, compromise, settlement or disposition results in a liability, loss, damage or injury in excess of the amount for which one party desired previously to settle the matter as set forth in the Notice of Settlement, then the liability of such party shall be limited to such lesser proposed settlement amount and the party contesting the matter shall be solely responsible for the amount in excess of such lesser proposed settlement amount and without regard to any minimum or maximum restriction on liability described in this Agreement.

          (iii) For an Indemnitor's Notice to Contest to be effective, it must also state that the Indemnitor acknowledges and agrees that it shall be obligated to indemnify the Indemnified Party for any amount in excess of the lesser proposed settlement amount as described in subsection (ii)(C) above. Except for such obligation for the excess of the lesser proposed settlement amount acknowledged in a Notice to Contest, the giving of or failure to give a Notice to Contest by any party shall not be construed or implied as an acknowledgment by such party of an obligation for indemnification under this
Article XI.

          (d)  To the extent of any inconsistency between this Section 11.4 and
Section 8.3(d), the provisions of Section 8.3(d) shall control.

          SECTION 11.5. LIMITATIONS. (a) In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this Article XI, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.

          (b) Except for remedies that cannot be waived as a matter of law and injunctive and provisional relief, if the Closing occurs, this Article XI shall be the exclusive remedy for breach of this Agreement (including any covenant, obligation, representation or warranty continued in this Agreement or any certificate delivered pursuant to this Agreement) or otherwise in respect of the sale of the Shares.


                                  ARTICLE XII

                                  TERMINATION
                                  -----------

          SECTION 12.1. TERMINATION. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

          (a)  by the mutual consent of Buyer and FDC;

          (b) by Buyer or FDC if the Closing shall not have occurred on or before July 1, 1995 (or such later date as may be agreed in writing to by Buyer and FDC);

          (c) by Buyer in the event of (i) any material inaccuracy of any of FDC's or the Company's representations contained herein or (ii) any material breach by FDC or the Company of any of their respective agreements or warranties contained herein and the failure of FDC or the Company to cure such breach on or before the earlier of the outside date for Closing pursuant to Section 12.1(b) or the 30th day after receipt of notice from Buyer requesting such breach to be cured;

          (d) by FDC in the event of (i) any material inaccuracy of any of Buyer's or Parent's representations contained herein or (ii) any material breach by Buyer or Parent of any of their respective agreements or warranties contained herein and the failure of Buyer or Parent to cure such breach on or before the earlier of the outside date for Closing pursuant to
     Section 12.1(b) or the 30th day after receipt of notice from FDC requesting such breach to be cured;

          (e)  by Buyer pursuant to the penultimate proviso to Section 3.1; or


          (f) by Buyer or FDC if any court of competent jurisdiction in the United States or other United States Governmental Body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

          SECTION 12.2. NOTICE OF TERMINATION. Any party desiring to terminate this Agreement pursuant to Section 12.1 shall give written notice of such termination to the other party to this Agreement.

          SECTION 12.3. EFFECT OF TERMINATION. In the event that FDC exercises its right to terminate this Agreement in accordance with and pursuant solely to paragraph (d) of Section 12.1 (provided that Buyer is not then eligible to exercise its right to terminate this Agreement pursuant solely to paragraph (c) or (f) of Section 12.1), FDC shall be entitled to receive from Parent, and Parent shall pay, a fee in cash equal to $5,000,000 as liquidated damages, and not as a penalty, the parties agreeing that the damages to FDC resulting from such a breach of Buyer or Parent are not capable of being estimated with accuracy and that such amount is a reasonable estimate of the probable loss to FDC. In the event of such a termination by FDC, neither Buyer or Parent shall have any other legal or equitable obligation to FDC, FDC Health or the Company, in the nature of damages or otherwise; provided, however, that the foregoing shall not limit any remedies that FDC may have under the Confidentiality Agreement. In the event that this Agreement shall be terminated pursuant to any other paragraph of Section 12.1, nothing herein shall relieve any party from any liability for its breach other than as provided in this Section 12.3.


                                 ARTICLE XIII

                              GENERAL PROVISIONS
                              ------------------

          SECTION 13.1. CONFIDENTIAL NATURE OF INFORMATION. Each party hereto agrees that all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents shall be held in confidence pursuant to the Confidentially Agreement.

          SECTION 13.2. NO PUBLIC ANNOUNCEMENT. Neither Buyer nor FDC shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by law, in which case the other party shall be advised and the parties shall use their best efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with the accounting and SEC disclosure obligations or the rules of any stock exchange.

          SECTION 13.3. NOTICES. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or when sent by registered or certified mail or by private courier addressed as follows:

          If to Buyer or Parent, to:

          301 Perimeter Center North

          Atlanta, Georgia  30346
          Attention: James A. Gilbert, Vice President
                       and General Counsel

          with a copy to:

          Jones, Day, Reavis & Pogue
          3500 One Peachtree Center
          303 Peachtree Street, N.E.
          Atlanta, Georgia  30308-3242
          Attention: Robert W. Smith, Esq.

          If to FDC or the Company, to or in care of:

          First Data Corporation
          401 Hackensack Avenue
          Hackensack, New Jersey  07601
          Attention: Robert J. Levenson, Executive Vice President

          with copies to:

          First Data Corporation
          2121 North 117th Avenue
          Omaha, Nebraska  68164
          Attention:  David P. Bailis, General Counsel

          and

          Sidley & Austin
          One First National Plaza
          Chicago, Illinois  60603
          Attention:  Frederick C. Lowinger

or to such other address as such party may indicate by a notice delivered to the other party hereto.

          SECTION 13.4. SUCCESSORS AND ASSIGNS. (a) The rights of either party under this Agreement shall not be assignable by such party hereto prior to the Closing without the written consent of the other party, except that Buyer may assign its rights, but not its obligations hereunder, to one or more wholly-owned direct or indirect subsidiaries of Parent.

          (b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this
Section 13.4 any right, remedy or claim under or by reason of this Agreement.

          SECTION 13.5. ACCESS TO RECORDS AFTER CLOSING. (a) For a period of six years after the Closing Date, FDC and its representatives shall have reasonable access to all of the books and records of the Company and the Subsidiaries to the extent that such access may reasonably be required by FDC in connection with matters relating to or affected by the operations of the Company and the Subsidiaries prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. FDC shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.5(a). If Buyer, the Company or the Subsidiaries shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give FDC a reasonable opportunity, at FDC's expense, to segregate and remove such books and records as FDC may select.

          (b) For a period of six years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the books and records relating to the Business which FDC or any of its Affiliates may retain after the Closing Date. Such access shall be afforded by FDC and its Affiliates upon receipt of reasonable advance notice and during normal business hours. Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 13.5(b). If FDC or any of its Affiliates shall desire to dispose of any of such books and records prior to the expiration of such six-year period, FDC shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer's expense, to segregate and remove such books and records as Buyer may select.

          SECTION 13.6. ENTIRE AGREEMENT; AMENDMENTS. This Agreement, the Exhibits and Schedules referred to herein and the documents delivered pursuant hereto and the Confidentiality Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior agreements, understandings or letters of intent between or among any of the parties hereto. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

          SECTION 13.7. INTERPRETATION. Articles, titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement. FDC may, from time to time prior to or at the Closing, by notice in accordance with the terms of this Agreement, supplement, amend or create any Schedule, in order to add information or correct previously supplied information. No such amendment shall be evidence, in and of itself, that the representations and warranties in the corresponding section are no longer true and correct in all material respects. It is specifically agreed that such Schedules may be amended to add immaterial, as well as material, items thereto. No such supplemental, amended or additional Schedule shall be deemed to cure any breach for purposes of Section 9.1. If, however, the Closing occurs, then, except as provided in the first paragraph of Article IX and the first paragraph of Article X, any such supplement, amendment or addition will be effective to cure and correct for all other purposes any breach of any representation, warranty or covenant which would have existed if FDC had not made such supplement, amendment or addition, and all references to any Schedule hereto which is supplemented or amended as provided in this Section 13.7 shall for all purposes after the Closing be deemed to be a reference to such Schedule as so supplemented or amended.

          SECTION 13.8. WAIVERS. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

          SECTION 13.9. EXPENSES. Except as provided in the Registration Rights Agreement, each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and independent public accountants.

          SECTION 13.10. PARTIAL INVALIDITY. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

          SECTION 13.11. EXECUTION IN COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of FDC, the Company, Buyer and Parent.

          SECTION 13.12. FURTHER ASSURANCES. On and after the Closing Date each party hereto shall take such other actions and execute such other documents and instruments of conveyance and transfer as may be reasonably requested by the other party hereto from time to time to effectuate or confirm the transfer of the Shares to Buyer in accordance with the terms of this Agreement.

          SECTION 13.13. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of New York.

          SECTION 13.14. DISCLAIMER OF WARRANTIES. FDC makes no representations or warranties with respect to any projections, forecasts or forward-looking information provided to Parent or Buyer. There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT AND THE CERTIFICATE DELIVERED BY FDC PURSUANT TO SECTION 4.4, FDC IS SELLING THE SHARES (AND THE BUSINESS AND ASSETS OF THE COMPANY REPRESENTED THEREBY) ON AN "AS IS, WHERE IS" BASIS AND DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES WHETHER EXPRESS OR IMPLIED. FDC MAKES NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. Parent and Buyer acknowledge that neither FDC nor any of its representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries or schedules heretofore made available by FDC or its representatives to Parent or Buyer or any other information which is not included in this Agreement or the Schedules hereto, and neither FDC nor any of its representatives nor any other Person will have or be subject to any liability to Parent, any Affiliate of Parent or any other Person resulting from the distribution of any such information to, or use of any such information by, Parent, any Affiliate of Parent or any of their agents, consultants, accountants, counsel or other representatives.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.


                              "BUYER":

                              HBO & COMPANY OF GEORGIA



                              By:  /s/ Charles W. McCall
                                 ---------------------------
                                Name:  Charles W. McCall
                                Title: President and CEO


                              "PARENT":

                              HBO & COMPANY



                              By:  /s/ Charles W. McCall
                                 ---------------------------
                                Name:  Charles W. McCall
                                Title: President and CEO


                              "FDC":

                              FIRST DATA CORPORATION



                              By:  /s/ Henry C. Duques
                                 ---------------------------
                                Name:  Henry C. Duques
                                Title: Chief Executive Officer


                              "FDC HEALTH":

                              FDC HEALTH INC.


                              By:  /s/ David P. Bailis
                                 ---------------------------
                                Name:  David P. Bailis
                                Title: Secretary

                              "COMPANY":

                              FIRST DATA HEALTH SYSTEMS
                              CORPORATION


                              By:  /s/ David P. Bailis
                                 --------------------------
                                Name:  David P. Bailis
                                Title: Secretary

                                 June 17, 1995

HBO & Company
HBO & Company of Georgia
301 Perimeter Center North
Atlanta, Georgia  30346


Ladies and Gentlemen:

     Reference is made to the Stock Purchase Agreement (the "Agreement"), dated as of May 16, 1995, among First Data Corporation, a Delaware corporation ("FDC"); FDC Health Inc., a Nebraska corporation and a wholly owned subsidiary of FDC ("FDC Health"); First Data Health Systems Corporation, a Delaware corporation and wholly owned subsidiary of FDC Health (the "Company"); HBO & Company, a Delaware corporation ("Parent"); and HBO & Company of Georgia, a Delaware corporation and wholly owned subsidiary of Parent (the "Buyer")

     FDC, FDC Health, the Company, Parent and Buyer desire to amend the Agreement as follows:

     Section 8.5 of the Agreement is hereby amended by deleting such Section in its entirety and substituting therefor the following:

          SECTION 8.5. RADIOLOGY, SCHEDULING, MEDICAL RECORDS AND PHARMACY SOFTWARE PRODUCTS. With respect to customers of the Business described on
     Schedule 8.5 who are parties to contracts, agreements, offers or options with the Company as of the Closing Date that provide for delivery of Pharmacy, Scheduling, Medical Records and Radiology Software Products upon the satisfaction of certain terms (the "Pharmacy, Scheduling, Medical Records and Radiology Software Contracts"), from the Closing Date to the expiration of FDC's indemnification obligations to the Buyer Group Members under Section 11.1(a)(iv), Buyer will, and will cause the Company to, offer, on terms substantially similar to those contained in the Pharmacy, Scheduling, Medical Records and Radiology Software Contracts, the then-current comparable software products of Buyer for pharmacy, scheduling, medical

HBO & Company
HBO & Company of Georgia
June 17, 1995
Page 2

     records and radiology. No Buyer Group Member shall be indemnified under this Agreement for Buyer's, the Company's or any of their Affiliates' costs of providing, installing or otherwise implementing, substituting, replacing or providing alternative software, goods or services of Buyer, the Company or any of their Affiliates to customers of the Business in fulfillment of Buyer's obligations pursuant to this Section 8.5.

          Section 9.8 of the Agreement is hereby amended by deleting such
Section in its entirety and substituting therefor the following:

          SECTION 9.8. COMPANY CASH ACCOUNT. The cash reserves of the Company and the Subsidiaries shall, in the aggregate, be at least $2,000,000 plus an amount equal to the accrued payroll obligations of the foreign Subsidiaries on the Closing Date. For purposes of this Section 9.8, "accrued payroll obligations" shall also include unpaid bonus compensation for pre-Closing periods as described in Section 3.2 of the Human Resources Agreement; unpaid commissions earned before the Closing Date as described in Section 3.4 of the Human Resources Agreement; and unpaid amounts payable in respect of vacation accrued for 1994 and prior years as described in
     Section 5.1 of the Human Resources Agreement.

          Set forth as Annex A hereto are materials that, pursuant to Section
13.7 of the Agreement, the parties hereby agree constitute amendments and supplements to the Schedules to the Agreement.

          Except as herein expressly amended, the Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms. Each reference in the Agreement to "this Agreement" shall mean the Agreement as amended by this letter agreement, and as hereafter amended or restated.

          This letter agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same

HBO & Company
HBO & Company of Georgia
June 17, 1995
Page 3

agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of FDC, FDC Health, the Company, Parent and Buyer.

          This letter agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto. In the event of any conflict between the provisions of this letter agreement and the provisions of the Agreement, the provisions of this letter agreement shall control.

HBO & Company
HBO & Company of Georgia
June 17, 1995
Page 4

          If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this letter and your acceptance shall represent a binding agreement among FDC, FDC Health, the Company, Parent and Buyer.


                                    Very truly yours,

                                    FIRST DATA CORPORATION



                                    By:  /s/ Thomas A. Rossi
                                         -------------------------
                                         Name: Thomas A. Rossi
                                         Title: Assistant
                                                Secretary


                                    FDC HEALTH INC.


                                    By:  /s/ Thomas A. Rossi
                                         -------------------------
                                         Name: Thomas A. Rossi
                                         Title: Assistant
                                                Secretary


                                    FIRST DATA HEALTH SYSTEMS CORPORATION


                                    By:  /s/ Henry M. Abelman
                                         --------------------------
                                         Name: Henry M. Abelman
                                         Title: Assistant
                                                Secretary

HBO & Company
HBO & Company of Georgia
June 17, 1995
Page 5

The foregoing agreement is hereby confirmed and accepted as of the date of this letter.


HBO & COMPANY



By: /s/ James A. Gilbert
    ----------------------
     Name: James A. Gilbert
     Title: Vice President



HBO & COMPANY OF GEORGIA



By:  /s/ James A. Gilbert
     ---------------------
     Name: James A. Gilbert
     Title: Vice President

                             SHAREHOLDER AGREEMENT
                             ---------------------

     SHAREHOLDER AGREEMENT, dated June 17, 1995 (this "Agreement"), by and between FIRST DATA CORPORATION, a Delaware corporation ("FDC"), and HBO & COMPANY, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

     WHEREAS, simultaneously with the closing of the transactions contemplated by the Stock Purchase Agreement dated as of May 16, 1995 (the "Purchase Agreement") among FDC, FDC Health Inc., a Nebraska corporation, First Data Health Systems Corporation, a Delaware corporation ("FDHSC"), the Company and HBO & Company of Georgia, a Delaware corporation ("HBO-GA"), which provides for the purchase by HBO-GA of all of the outstanding capital stock of FDHSC in consideration for the Cash Consideration (as defined in the Purchase Agreement) and the number of shares of the Company's common stock, par value $.05 per share (the "Common Stock"), constituting the Buyer Stock

Consideration (as defined in the Purchase Agreement, the "Shares"); and

     WHEREAS, FDC and the Company wish to enter into an agreement with respect to any future acquisition of the capital stock of the Company by FDC and other Interested Stockholders (as hereinafter defined) and to provide for certain requirements with respect to certain transactions by the Interested Stockholders relating to the Company and the Shares;

     NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:

     1.  DEFINED TERMS

     1.1 The term "Subsidiary" means any majority-owned subsidiary of any Person.

     1.2 The term "Interested Stockholder" means (i) FDC and its Subsidiaries or (ii) any Person who or which is a member of a Group with any of the entities described in clause (i) above and any of such Person's Subsidiaries.

     1.3 The term "Person" means any individual, corporation, partnership, unincorporated association or other entity and shall include any successor (by merger or otherwise) of such entity.

     1.4 The term "Group" means a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     1.5 The term "Voting Stock" means stock of the Company of any class or series entitled to vote generally in the election of directors; the term "Convertible Securities" means securities of the Company which are convertible into or exchangeable for Voting Stock; and the term "Outstanding Voting Stock" means at any time the then issued and outstanding Voting Stock, Convertible Securities (which shall be counted as Voting Stock at the highest conversion or exchange rate at which they can be converted or exchanged), and options or rights (whether currently exercisable or not) to purchase Voting Stock or Convertible Securities.

     1.6 The term "Voting Power" means, with respect to Outstanding Voting Stock, the highest number of votes (expressed as a percentage of 100%) that the holders of all such Outstanding Voting Stock would be entitled to cast for the election of directors or any other matter (except to the extent such voting rights are dependent on events of default or bankruptcy), assuming for purposes of this computation the conversion or exchange into Voting Stock of Convertible Securities and the exercise of options and rights (whether currently exercisable or not) to purchase Voting Stock or Convertible Securities to the extent that any such action would increase the number of votes.

     1.7 The term "owner", including the terms "own" and "owned", when used with respect to any stock means a Person that individually or with or through any of its Subsidiaries:

     (i)  beneficially owns such stock, directly or indirectly; or

     (ii) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Subsidiaries until such tendered stock is accepted for purchase or exchange; or
(B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any stock because of such Person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

     (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of clause (ii) of this paragraph), or disposing or such stock with any other Person that beneficially owns, or whose Subsidiaries beneficially own, directly or indirectly, such stock.

     1.8 The term "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     1.9 The term "SEC" shall mean the Securities and Exchange Commission or any successor commission or agency having similar powers.

     1.10 The term "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     1.11 The term "Closing" shall mean the closing of the transactions contemplated by the Purchase Agreement.

     1.12   The term "Competitor" shall mean any of the following companies:
Shared Medical Systems, Cerner Corporation,

Meditech Management Inc., Compucare, Phamis Inc., Clinicom Incorporated and Altel Corporation.

     2.  ACQUISITION OF VOTING STOCK

     2.1 No Interested Stockholder will, directly or indirectly, acquire or agree to acquire, by purchase or otherwise, any Voting Stock or Convertible Securities if after such acquisition the total combined Voting Power of the Outstanding Voting Stock owned by all Interested Stockholders, taken together, would be more than 12% of the total combined Voting Power of the Outstanding Voting Stock on such date; provided that:

          (a) an Interested Stockholder may acquire Voting Stock without regard to the foregoing limitation if such acquisition represents the purchase of Voting Stock upon the exercise of rights, warrants, options or Convertible Securities distributed pro rata to all holders of the Company's Voting Stock entitling them to purchase such Voting Stock; and

          (b) no Interested Stockholder shall be obligated to dispose of any Voting Stock or Convertible Securities in excess of the percentage limitation set forth above if such excess is caused by a reduction in the Voting Power of the Outstanding Voting Stock (by decrease in the number of Shares of Outstanding Voting Stock or otherwise).

     2.2 If any Interested Stockholder acquires Voting Stock or Convertible Securities the result of which acquisition is to cause the Interested Stockholders in the aggregate to exceed the percentage limitation set forth in
Section 2.1, such Interested Stockholder shall not be deemed to be in breach hereof if it shall within 10 days after such acquisition dispose of the Voting Stock or Convertible Securities owned by it that caused such percentage limitation to be exceeded.

     3.  AGREEMENT REGARDING TRANSFERS

     3.1 No Interested Stockholder shall transfer, assign, sell or otherwise dispose of any Voting Stock or Convertible Securities owned by it except (i) pursuant to Rule 144, as in effect from time to time, under the Securities Act, or any successor to such rule, (ii) through a bona fide underwritten public offering registered under the Securities Act, (iii) by a disposition covered by any other registration statement relating to equity securities of the Company (on appropriate forms) filed by the Company under the Securities Act, (iv) in one or more transactions exempt from registration under the Securities Act (other than by reason of Rule 144), (v) in a merger or consolidation in which the Company is acquired, or in connection with a plan of liquidation of the Company or (vi) in response to an offer to purchase or exchange for cash or other consideration any Voting Stock or Convertible Securities (I) which is made by or on behalf of the Company or (II) which is made by or on behalf of any other Person or Group. Notwithstanding the foregoing, no Interested Stockholder shall transfer, assign, sell or dispose Outstanding Voting Securities pursuant to clause (iv) above (A) to any Competitor or Group of which a Competitor is a member, (B) to any Person or Group who prior to such transfer, assignment, sale or disposition does not agree in a writing delivered to the Company to be bound by all the terms of this Agreement or (C) to any Person who has filed a Statement on Schedule 13D under the Exchange Act in respect of the Common Stock of the Company, unless, in the case of clause (C), such Interested Stockholder has delivered a written notice to the Company of its intent to transfer, assign, sell or dispose of Outstanding Voting Securities pursuant to clause (iv) above to such Person and, within five business days after receipt thereof, the Company has not delivered to FDC a certificate of the Company signed by its President and Chief Executive Officer stating that the Board of Directors of the Company has made a reasonable good faith determination that such Person presently intends to make an unsolicited attempt to acquire control of the Company.

     4.  SOLICITATIONS

     4.1 No Interested Stockholder shall, without the prior approval of a majority of the Board of Directors of the Company, (I) solicit proxies with respect to any Voting Stock or Convertible Securities, nor shall it become a "participant" in any "solicitation" (as such terms are used in Rule 14a-11 under the Exchange Act) relating to the election of directors of the Company; or (II) join a partnership, limited partnership, syndicate or other Group, or otherwise act in concert with any other Person or Group for the purpose of acquiring, holding, voting or disposing of Outstanding Voting Securities.

     5.  BOARD REPRESENTATION

     5.1 Within 30 days following written notice from FDC, the Board of Directors of the Company shall take all steps necessary to (a) increase the number of directors constituting the entire board from nine to 10 and (b) appoint the individual holding the title of Chief Executive Officer of FDC (the "FDC Representative") to fill such newly created directorship. Following such appointment of the FDC Representative to the Board of Directors of the Company, and so long thereafter as FDC shall own 5% or more of the Outstanding Voting Stock, the Board of Directors of the Company shall take all steps necessary to secure the election by the stockholders of the Company of the FDC Representative to the Board of Directors of the Company, including, without limitation, by the nomination of the FDC Representative as a nominee for director in the annual proxy materials distributed by the Company in connection with its annual meetings of stockholders.

     6.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to FDC as follows:

     6.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power to carry out its obligations under this Agreement.

     6.2 The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder have been duly and validly authorized by the Board of Directors of the Company. This Agreement has been duly executed and validly delivered by the Company and is legally binding on the Company, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles.

     7.  REPRESENTATIONS AND WARRANTIES OF FDC

     FDC represents and warrants of the Company as follows:

     7.1 FDC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power of carry out its obligations under this Agreement.

     7.2 The execution and delivery of this Agreement by FDC and the performance by FDC of its obligations hereunder have been duly and validly authorized by the Board of Directors of FDC. This Agreement has been duly executed and validly delivered by FDC and is legally binding on FDC, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles.

     8.  NOTICES

     8.1 All notices, requests, demands and other communications required or permitted to be given hereunder shall be deemed to have been duly given if in writing and delivered personally or by facsimile transmission or mailed first-class, postage prepaid, registered or certified mail, addressed as follows:

               If to FDC:

               First Data Corporation
               401 Hackensack Avenue
               Hackensack, New Jersey 07601
               Attention:  Robert J. Levenson
                           Executive Vice President

               with copies to:

               First Data Corporation
               2121 North 117th Avenue
               Omaha, Nebraska 68164
               Attention:  David P. Bailis, Esq.
                           General Counsel

               and

               Sidley & Austin
               One First National Plaza
               Chicago, Illinois  60603
               Attention:  Frederick C. Lowinger, Esq.

               If to the Company:

               HBO & Company:
               301 Perimeter Center North
               Atlanta, Georgia 30346
               Attention:  James A. Gilbert, Esq.
                           Vice President and
                           General Counsel

               with a copy to:

               Jones, Day, Reavis & Pogue
               3500 One Peachtree Center
               303 Peachtree Street, N.E.
               Atlanta, Georgia 30308-3242
               Attention:  Robert W. Smith, Esq.


     8.2 Any party may change the address or facsimile number to which such communications are to be directed to it by giving written notice to the other in the manner provided in Section 8.1.

     9.  GENERAL

     9.1 This Agreement sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof, except for the Purchase Agreement and the Registration Rights Agreement.

     9.2 The headings contained in this Agreement are for convenient reference only, and shall not in any way affect the meaning or interpretation of this Agreement.

     9.3 This Agreement may be executed in multiple counterparts, each of which shall be an original, but all of which shall constitute but one agreement.

     9.4 This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but this Agreement shall not be assignable by an party hereto without the prior written consent of the others.

     9.5 This Agreement may be amended only in a writing which specifically states that it amends this Agreement and is executed by all parties hereto.

     9.6 Failure of any party to insist upon strict observance of or compliance with all of the terms of this Agreement in one or more instances shall not be deemed to be a waiver of its rights to insist upon such observance or compliance with the other terms hereof, or in the future.

     9.7 This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

     9.8 Each Interested Stockholder, on the one hand, and the Company, on the other hand, acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically its provisions in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

     9.9 This Agreement shall terminate and be of no further force and effect from and after the earlier of (i) the fifth anniversary of the date hereof and
(ii) the date on which FDC together with all Interested Stockholders no longer owns 5% or more of the Voting Power of the Outstanding Voting Securities .

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


                                    FIRST DATA CORPORATION


                                    By: /s/ John S. Zieser
                                        --------------------------

                                    Its: Assistant Secretary
                                         -------------------------

                                    HBO & COMPANY


                                    By: /s/ James A. Gilbert
                                        --------------------------

                                    Its: Vice President
                                         -------------------------

                         REGISTRATION RIGHTS AGREEMENT


     REGISTRATION RIGHTS AGREEMENT (this "Agreement") dated as of June 17, 1995 among HBO & Company, a Delaware corporation (the "Company"), and First Data Corporation, a Delaware corporation ("FDC").

                                    RECITALS
                                    --------

     WHEREAS, pursuant to the Stock Purchase Agreement dated as of May 16, 1995 (the "Stock Purchase Agreement"), among the Company, HBO & Company of Georgia ("HBO-GA"), FDC, FDC Health Inc. ("FDC Health") and First Data Health Systems Corporation ("HSC"), the Company is purchasing, through HBO-GA, all of the issued and outstanding shares of capital stock of HSC in consideration for the Cash Consideration (as defined in the Stock Purchase Agreement) and the number of shares of common stock, $.05 par value per share, of the Company constituting the Buyer Stock Consideration (as defined in the Stock Purchase Agreement, the "Shares");

     WHEREAS, pursuant to the Stock Purchase Agreement, as a condition to FDC's agreement to cause FDC Health to sell the shares of HSC to HBO-GA, the Company agreed to provide FDC with certain rights as set forth in this Agreement to cause the Shares to be registered pursuant to the Securities Act (as defined below); and

     WHEREAS, the parties hereto hereby desire to set forth FDC's rights and the Company's obligations to cause the registration of the Registrable Securities (as defined below) pursuant to the Securities Act;

     NOW, THEREFORE, in consideration of the transactions contemplated by the Stock Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          Section 1.   Definitions and Usage.
                       ---------------------

          As used in this Agreement:

          1.1.  Definitions.

          "Affiliate" means with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

          "Board" means the Board of Directors of the Company.

          "Commission" means the Securities and Exchange Commission.

          "Common Stock" means (i) the common stock, par value $.05 per share, of the Company, and (ii) shares of capital stock of the Company issued by the Company in respect of or in exchange for shares of such common stock in connection with any stock dividend or distribution, stock split-up, recapitalization, recombination or exchange by the Company generally of shares of such common stock.

          "Company" has the meaning set forth in the first paragraph hereof.

          "Continuously Effective", with respect to a specified registration statement under the Securities Act, means that it shall have become effective and shall not cease to be effective and available for Transfers of Registrable Securities thereunder for either (i) any 10 consecutive business days, or (ii) an aggregate of 15 business days during the period specified in the relevant provision of this Agreement; provided, however, that a postponement or suspension permitted under Section 2.1(ii) shall not be counted for purposes of this definition.

          "Demand Registration" has the meaning set forth in Section 2.1(i).

          "Demanding Holders" has the meaning set forth in Section 2.1(i).

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "FDC" has the meaning specified in the first paragraph of this Agreement.

          "FDC Health" has the meaning set forth in the first recital of this Agreement.

          "HBO-GA" has the meaning set forth in the first recital of this Agreement.

          "Holders" means FDC and Transferees of Registrable Securities in accordance with Section 8, at such times as such Persons shall own Registrable Securities.

          "HSC" has the meaning set forth in the first recital hereof.

          "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or other agency or political subdivision thereof.

          "Piggyback Registration" has the meaning set forth in Section 3.1.

          "Register", "registered", and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering by the Commission of effectiveness of such registration statement or document.

          "Registrable Securities" means, subject to Section 8 and Section 10.3:
(i) the Shares owned by FDC or any of its Subsidiaries on the date hereof, and owned by a Holder on the date of determination; (ii) any shares of Common Stock or other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange by the Company generally for, or in replacement by the Company generally of, such Shares; and (iii) any securities issued in exchange for such Shares in any merger or reorganization of the Company. For purposes of this Agreement, a Person will be deemed to be a Holder of Registrable Securities whenever such Person has the then-existing right to acquire such Registrable Securities (by conversion, purchase or otherwise), whether or not such acquisition has actually been effected.

          "Registrable Securities then outstanding" means, with respect to a specified determination date, the outstanding Registrable Securities held by all Holders on such date.

          "Registration Expenses" has the meaning set forth in Section 6.1.

          "Securities Act" means the Securities Act of 1933, as amended.

          "Selling Holders" means, with respect to a specified registration pursuant to this Agreement, Holders whose Registrable Securities are included in such registration.

          "Shares" has the meaning set forth in the first recital hereof.

          "Stock Purchase Agreement" has the meaning set forth in the first recital hereof.

          "Transfer" means and includes the act of selling, giving, transferring, assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security) (and correlative words shall have correlative meanings).

          "Underwriters' Representative" means the managing underwriter, or, in the case of a co-managed underwriting, the managing underwriter designated as the Underwriters' Representative by the co-managers.

          "Violation" has the meaning set forth in Section 7.1.

          1.2.  Usage.

          (i) References to a Person are also references to its assigns and successors in interest (by means of merger, consolidation or sale of all or substantially all the assets of such Person or otherwise, as the case may be).

          (ii) References to Registrable Securities "owned" by a Holder shall include Registrable Securities beneficially owned by such Person but which are held of record in the name of a nominee, trustee, custodian, or other agent, but shall exclude any securities held by a Holder in a fiduciary capacity for customers of such Person.

          (iii) References to a document are to it as amended, waived and otherwise modified from time to time and references to a statute or other governmental rule are to it as amended and otherwise modified from time to time (and references to any provision thereof shall include references to any successor provision).

          (iv) References to Sections or to Schedules or Exhibits are to sections hereof or schedules or exhibits hereto, unless the context otherwise requires.

          (v) The definitions set forth herein are equally applicable both to the singular and plural forms and the feminine, masculine and neuter forms of the terms defined.

          (vi) The term "including" and correlative terms shall be deemed to be followed by "without limitation" whether or not followed by such words or words of like import.

          (vii) The term "hereof" and similar terms refer to this Agreement as a whole.

          (viii) The "date of" any notice or request given pursuant to this Agreement shall be determined in accordance with Section 13.2.

          Section 2.   Demand Registration.

          2.1.  Demands for Registration.
                ------------------------

          (i) At any time on or after the date hereof, one or more Holders that own an aggregate of two-thirds or more of the Registrable Securities then outstanding shall make a written demand to the Company (the "Demanding Holders"), the Company shall cause there to be filed with the Commission a registration statement meeting the requirements of the Securities Act (a "Demand Registration"), and each Demanding Holder shall be entitled to have included therein (subject to Section 2.7) all or such number (but not less than two-thirds of such Demanding Holder's Registrable Securities) which such Demanding Holder shall elect to include; provided, however, that no request may be made pursuant to this Section 2.1 if within four months prior to the date of such request (a) there has been a closing of a sale of Registrable Securities under a prior Demand Registration statement or (b) such Demand Registration statement has been withdrawn at the request of a Demanding Holder, if required by law or following the good faith determination of the Company, after consultation with the Demanding Holder or Holders and the Underwriters' Representative, that there is no present intention to request effectiveness of such registration statement. Any request made pursuant to this Section 2.1 shall be addressed to the attention of the Secretary of the Company, and shall specify the number of Registrable Securities to be registered, the intended methods of disposition thereof and that the request is for a Demand Registration pursuant to this Section 2.1(i).

          (ii) The Company shall be entitled (a) to postpone for up to 60 days the filing of any Demand Registration statement otherwise required to be prepared and filed pursuant to this Section 2.1; provided, however that the Company will not exercise its right to postpone the filing of a Demand Registration statement within 30 days of the date hereof, and (b) to suspend Transfers of Registrable Securities pursuant to an effective Demand Registration statement for up to 60 days, if the Board determines, in its good faith reasonable judgment (with the concurrence of the Underwriters' Representative), that such registration or the Transfer of Registrable Securities contemplated thereby would materially interfere with, or require premature disclosure of, any financing, acquisition or reorganization involving the Company or any of its wholly-owned subsidiaries and the Company promptly gives the Holders notice of such determination; provided, however, that the Company will not postpone a Demand Registration statement or suspend Transfers of Registrable Securities pursuant to an effective Demand Registration statement during the period beginning 2 days prior to, and ending 10 days after, the date of the pricing of Registrable Securities and provided, further, that the period of any such postponements or suspensions will be extended in the time frames established under Section 2.3(ii).

          (iii)  Whenever the Company shall have received a demand pursuant to
Section 2.1(i) to effect the registration of any Registrable Securities, the Company shall promptly give written notice of such proposed registration to all Holders. Any such Holder may, within 20 days after receipt of such notice, request in writing that all of such Holder's Registrable Securities, or any portion thereof designated by such Holder, be included in the registration. The method of disposition of all Registrable Securities included in such registration shall be an underwritten offering.

          2.2. Procedures for Demand Registration. Following receipt of a request for a Demand Registration, the Company shall:

          (i) File the registration statement with the Commission as promptly as practicable, and shall use the Company's best efforts to have the registration declared effective under the Securities Act as soon as reasonably practicable, in each instance giving due regard to the need to prepare current financial statements, conduct due diligence and complete other actions that are reasonably necessary to effect a registered public offering.

          (ii) Use the Company's best efforts to keep the Demand Registration statement Continuously Effective until the earlier of such date as of which (a) all the Registrable Securities under the Demand Registration statement shall have been disposed of in the manner described in the registration statement or
(b) such Demand Registration statement shall have been withdrawn or abandoned at the request of a Demanding Holder, if required by law or following the good faith determination of the Company, after consultation with the Demanding Holder or Holders and the Underwriters' Representative, that there is no present intention to request effectiveness of such registration statement. Notwithstanding the foregoing, if for any reason the effectiveness of a registration pursuant to this Section 2 is suspended or postponed as permitted by Section 2.1(ii), the foregoing period shall be extended by the aggregate number of days of such suspension or postponement.

          2.3. Limitations on Number of Demand Registrations. The Company shall be obligated to effect no more than four Demand Registrations. For purposes of the preceding sentence, registration shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective, (ii) if after such registration statement has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Selling Holders and such interference is not thereafter eliminated, or
(iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Selling Holders. If the Company shall have complied with its obligations under this Agreement, a right to demand a registration pursuant to this Section 2 shall be deemed to have been satisfied upon the date as of which all of the Registrable Securities included therein shall have been disposed of pursuant to the registration statement or such registration statement shall have been withdrawn (at the request of the Demanding Holder or Holders, if required by law or following the good faith determination of the Company, after consultation with the Demanding Holder or Holders and the Underwriters' Representative, that there is no present intention to request effectiveness of such registration statement) other than for reasons set forth in clause (ii) or (iii) above.

          2.4.  Form of Demand Registration.  A registration pursuant to this
Section 2 shall be on such appropriate registration form of the Commission as shall (i) be selected by the Company and be reasonably acceptable to the Demanding Holders.

          2.5. Selection of Underwriters. The Demanding Holders shall have the right to select the underwriter or underwriters and manager or managers to administer the underwritten offering of a registration pursuant to Section 2; provided, however, that the Demanding Holders will use reasonable efforts to consult with the Company as to the selection of the underwriter or underwriters and manager or managers. The parties hereby acknowledge that their best interests will be served by selecting the most effective underwriter and the parties hereby agree to use their best efforts to cooperate in the selection process set forth above.

          2.6. Cutback. Whenever the Company shall effect a registration pursuant to this Section 2 if the Underwriters' Representative advises a Selling Holder in writing that, in its opinion, the amount of securities requested to be included in such offering exceeds the amount which can be sold in such offering, securities shall be included in such offering and the related registration, to the extent of the amount which the Underwriters' Representative advises can be sold, first, on a pro rata basis among all Selling Holders and second, on a pro rata basis among all others requesting securities to be included in such registration.

          2.7. Opinion. The Company shall not be required to effect a Demand Registration if counsel for the Company shall deliver an opinion reasonably acceptable to the Selling Holders and their counsel that pursuant to Rule 144 under the Securities Act the Holders can sell the Registrable Securities then outstanding which are the subject of a Demand Registration without registration under the Securities Act within the period of time and in the manner contemplated by the written demand delivered pursuant to Section 2.1 or 2.8.

          2.8.  Non-Underwritten Registered Offerings.
                -------------------------------------

          (a) From time to time on and after the date hereof, if a Holder shall make a written demand to the Company, the Company shall use its best efforts to cause to be filed with the Commission a registration statement meeting the requirements of the Securities Act covering a non-underwritten offering of not less than 250,000 shares of Registrable Securities solely to institutional purchasers. The Company shall use its best efforts to keep such registration statement effective until the earlier of (i) the fifteenth day following the effectiveness of such registration statement, (ii) the completion of the distribution of the Registrable Securities covered thereby or (iii) the withdrawal of such registration statement at the request of the demanding Holder, if required by law or following the good faith determination of the Company, after consultation with the demanding Holder, that there is no present intention to request effectiveness of such registration statement.

          (b) Any registration statement filed under Section 2.8(a) shall not be deemed to constitute one of the four Demand Registration statements provided for in Section 2.1(i) and all expenses relating thereto will be borne by the Holder or Holders demanding such registration.

          (c) Except as to the first request of a Holder under Section 2.8(a), the Company need only file a registration statement pursuant to this Section 2.8 in response to a request by a Holder under Section 2.8(a) if at least 3 months shall have elapsed since (i) the closing of the sale of all Registrable Securities under the most-recently filed registration statement of the Company that was filed in response to a demand of a Holder pursuant to Section 2.8(a) or (ii) the withdrawal of such registration statement at the request of the demanding Holder, if required by law or following the good faith determination of the Company, after consultation with the demanding Holder, that there is no present intention to request effectiveness of such registration statement.

          (d) The provisions of Section 2.1(ii) shall apply to a registration statement prepared pursuant to a demand made under Section 2.8(a) as if such registration statement were a Demand Registration statement.

          Section 3.   Piggyback Registration.
                       ----------------------

          3.1. Right to Include Registrable Securities in Registration. If at any time the Company proposes to register (including for this purpose a registration effected by the Company for shareholders of the Company other than the Holders) securities under the Securities Act that are generally comparable to the Registrable Securities in connection with the public offering solely for cash on Form S-1, S-2 or S-3 (or any replacement or successor forms), the Company shall promptly give each Holder of Registrable Securities written notice of such registration (a "Piggyback Registration"). Upon the written request of a Holder given within 20 days following the date of such notice, the Company shall cause to be included in such registration statement and use its best efforts to register under the Securities Act all the Registrable Securities that each such Holder shall have requested to be registered. The Company shall have the absolute right to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 3 without any obligation or liability to any Holder.

          3.2. Priority in Cutback Registration. If the Underwriters' Representative shall advise the Company in writing (with a copy to each Selling Holder) that, in its opinion, the amount of Registrable Securities requested to be included in such registration would materially adversely affect such offering, or the timing thereof, then the Company will include in such registration, to the extent of the amount which the Company is so advised can be sold without such material adverse effect in such offering: first, all securities proposed to be sold by the Company for its own account; second, the Registrable Securities requested to be included in such registration by Holders pursuant to this Section 3, pro rata based on the estimated gross proceeds from the sale thereof; and third all other securities requested to be included in such registration.

          3.3. Number of Piggyback Registrations. Holders shall be entitled to have their Registrable Securities included in an unlimited number of Piggyback Registrations pursuant to this Section 3 until the expiration of three years from the date hereof.

          3.4. Holdback by the Company. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to
Section 2 or pursuant to this Section 3, and if such previous registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-4 or S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until the earliest of a period of 180 days from the effective date of such a previous registration that has been Continuously Effective or the date as of which all securities registered thereby shall have been disposed of pursuant to the registration statement.

          Section 4. Registration Procedures. Whenever required under Section 2 or Section 3 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as practicable:

          4.1. Preparation and Filing of Registration Statement. Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use the Company's best efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the registration statement and prior to effectiveness thereof, the Company shall furnish to one legal counsel for the

Selling Holders (selected by the Demanding Holders) copies of all such documents in the form substantially as proposed to be filed with the Commission a reasonable period of time prior to filing for review and comment by such counsel.

          4.2. Filing of Amendment and Supplements. Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act and rules thereunder with respect to the disposition of all securities covered by such registration statement. If the registration is for an underwritten offering, the Company shall amend the registration statement or supplement the prospectus whenever required by the terms of the underwriting agreement entered into pursuant to Section 5.2. In the event that any Registrable Securities included in a registration statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Company is obligated to use its best efforts to maintain the effectiveness of such registration statement, the Company may file a post-effective amendment to the registration statement for the purpose of removing such Registrable Securities from registered status.

          4.3. Furnishing Copies. Furnish to the Underwriters' Representative, without charge, such numbers of copies of the registration statement, any pre-effective or post-effective amendment thereto, the prospectus, including each preliminary prospectus and any amendments or supplements thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as the Underwriters' Representative may reasonably request in order to facilitate the disposition of Registrable Securities.

          4.4. Blue Sky Laws. Use the Company's best efforts (i) to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states or jurisdictions as shall be reasonably requested by the Underwriters' Representative (as applicable, or if inapplicable, the Demanding Holders), and (ii) to obtain the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any jurisdiction, as soon as possible; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

          4.5. Underwriting Agreement. In the event of any underwritten offering, enter into and perform the Company's obligations under an underwriting agreement (including indemnification and contribution obligations of underwriters), in usual and customary form, with the managing underwriter or underwriters of such offering. The Company shall also cooperate with the Demanding Holders and the Underwriters' Representative for such offering in the marketing of the Registrable Securities, including making available the Company's officers, accountants, counsel, premises, books and records for such purpose. In addition, the Company shall use reasonable best efforts to assist in the marketing of the Registrable Securities that are the subject of the underwritten offering, including, without limitation, participation on a reasonable basis in customary "road show" activities, including making the appropriate officers of the Company available on a reasonable basis, and subject to the best interests of the Company's operations, for investor meetings and similar presentations.

          4.6. Notice of Stop Order. Promptly notify each Selling Holder of any stop order issued or threatened to be issued by the Commission in connection therewith and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

          4.7. Periodic Reports. Make generally available to the Company's security holders copies of all periodic reports, proxy statements, and other information referred to in Section 10.1 and an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than 90 days following the end of the 12-month period beginning with the first month of the Company's first fiscal quarter commencing after the effective date of each registration statement filed pursuant to this Agreement.

          4.8. Inspection of Financial Information. Make available for inspection by any Selling Holder, any underwriter participating in such offering and the representatives of such

Selling Holder and underwriter (but not more than one firm of counsel to such Selling Holders), all financial and other information as shall be reasonably requested by them, and provide the Selling Holder, any underwriter participating in such offering and the representatives of such Selling Holder and underwriter the reasonable opportunity to discuss the business affairs of the Company with its principal executives and independent public accountants who have certified the audited financial statements included in such registration statement, in each case all as reasonably necessary to enable them to exercise their due diligence responsibility under the Securities Act; provided, however, that information that the Company determines, in good faith, to be confidential and which the Company advises such Person, in writing, is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Company or the related Selling Holder of Registrable Securities agrees to be responsible for such Person's breach of confidentiality on terms reasonably satisfactory to the Company.

          4.9. Comfort Letter; Legal Opinion. Obtain a so-called "comfort letter" from its independent public accountants, and legal opinion of counsel to the Company, addressed to the Underwriters' Representative in customary form and covering such matters of the type customarily covered by such letters and opinions, and in a form that shall be reasonably satisfactory to the Demanding Holders. The Company shall furnish to each Selling Holder a signed counterpart of any such comfort letter or legal opinion.

          4.10. Transfer Agent. Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement.

          4.11. Listing of Shares. Use its best efforts to cause the Registrable Securities covered by such registration statement (i) if the Common Stock is then listed on a securities exchange or included for quotation in a recognized trading market, to continue to be so listed or included for a reasonable period of time after the offering, and (ii) to be registered with or approved by such other United States or state governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders of Registrable Securities to consummate the disposition of such Registrable Securities.

          4.12. CUSIP Numbers. Provide a CUSIP number for the Registrable Securities prior to the effective date of the first registration statement including Registrable Securities.

          4.13. Actions to Expedite Disposition. Take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Securities included in each such registration.

          Section 5. Selling Holders' Obligations. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any Selling Holder of Registrable Securities that such Selling Holder shall:

          5.1. Information Relating to Selling Holders. Furnish to the Company such information regarding such Selling Holder, the number of the Registrable Securities owned by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Selling Holder's Registrable Securities and requested by the Company, and to cooperate with the Company in preparing such registration.

          5.2. Agreement with Underwriters. In connection with a Demand Registration statement only, agree to sell its Registrable Securities to the underwriters at the same price and on substantially the same terms and conditions as the Company or the other Persons on whose behalf the registration statement was being filed have agreed to sell their securities, and to execute the underwriting agreement agreed to by the Demanding Holders (in the case of a Demand Registration under Section 2), or the Company and the Selling Holders (in the case of a registration under Section 3).

          Section 6. Expenses of Registration. Except as provided in Section 2.8(b), expenses in connection with registrations pursuant to this Agreement shall be allocated and paid as follows:

          6.1. Expenses of Demand Registration. With respect to each Demand Registration, the Company shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of Registrable Securities with respect to such Demand Registrations for each Selling Holder (the right of each Holder to have the Company bear and pay such expenses being assignable to any Person to whom Registrable Securities are Transferred as permitted by Section
8), including all registration, filing and National Association of Securities Dealers, Inc. fees, all fees and expenses of complying with securities or Blue Sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the reasonable fees and disbursements of counsel for the Company, and of the Company's independent public accountants, including the expenses of "comfort letters" required by or incident to such performance and compliance, and one-half of the reasonable fees and disbursements of one legal counsel for the Selling Holders of Registrable Securities selected by Demanding Holders (provided that the amount of the fees and disbursements of such firm to be borne by the Company shall not exceed $15,000) (the "Registration Expenses"), but excluding underwriting discounts and commissions relating to Registrable Securities (which shall be paid on a pro rata basis by the Selling Holders); provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2 if the registration is subsequently withdrawn at the request of the Demanding Holders (in which case all Selling Holders shall bear such expense), unless Holders whose Registrable Securities constitute a majority of the Registrable Securities then outstanding agree that such withdrawn registration shall constitute one of the Demand Registrations under Section 2.

          6.2. Piggyback Registration Expenses. The Company shall bear and pay all Registration Expenses incurred in connection with any Piggyback Registrations pursuant to Section 3 for each Selling Holder (which right shall be Transferred to any Person to whom Registrable Securities are Transferred as permitted by Section 8), but excluding underwriting discounts and commissions relating to Registrable Securities (which shall be paid on a pro rata basis by the Selling Holders of Registrable Securities).

          6.3. Failure to Pay Expenses. Any failure of the Company to pay any Registration Expenses as required by this

Section 6 shall not relieve the Company of its obligations under this Agreement.

          Section 7. Indemnification; Contribution. If any Registrable Securities are included in a registration statement under this Agreement:

          7.1. Indemnification by the Company. To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Selling Holder, each Person, if any, who controls such Selling Holder within the meaning of the Securities Act, and each officer, director, partner, and employee of such Selling Holder and such controlling Person, against any and all losses, claims, damages, liabilities and expenses (joint or several), including attorneys' fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

          (i) Any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto;

          (ii) The omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

          (iii) Any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any applicable state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any applicable state securities law;

provided, however, that the indemnification required by this Section 7.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or expense to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished to the Company by the indemnified party expressly for use in connection with such registration; provided, further, that the indemnity agreement contained in this Section 7.1 shall not apply to any underwriter to the extent that any such loss is based on or arises out of an untrue statement or alleged untrue statement of a material fact, or an omission or alleged omission to state a material fact, contained in or omitted from any preliminary prospectus if the final prospectus shall correct such untrue statement or alleged untrue statement, or such omission or alleged omission, and a copy of the final prospectus has not been sent or given to such person at or prior to the confirmation of sale to such person if such underwriter was under an obligation to deliver such final prospectus and failed to do so. The Company shall also indemnify underwriters participating in the distribution, their officers, directors, agents and employees and each person who controls such persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Selling Holders.

          7.2. Indemnification by Selling Holders. To the extent permitted by applicable law, each Selling Holder shall indemnify and hold harmless the Company, each of its directors and officers, each Person, if any, who controls the Company within the meaning of the Securities Act, each other Selling Holder, any controlling Person of such other Selling Holder and each officer, director, partner, and employee of such other Selling Holder and such controlling Person, and any underwriters participating in the distribution, against any and all losses, claims, damages, liabilities and expenses (joint and several), including attorneys' fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Selling Holder expressly for use in connection with such registration; provided, however, that (x) the indemnification required by this Section 7.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if settlement is effected without the consent of the relevant Selling Holder of Registrable Securities, which consent shall not be unreasonably withheld, and (y) in no event shall the amount of any indemnity under this Section 7.2 exceed the gross proceeds from the applicable offering received by such Selling Holder.

          7.3. Notice of Claims. Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, suit, proceeding, investigation or threat thereof made in writing for which such indemnified party may make a claim under this Section 7, such indemnified party shall deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties. The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7 but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to this
Section 7. Any fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within 30 days of written notice thereof to the indemnifying party (regardless of whether it is ultimately determined that an indemnified party is not entitled to indemnification hereunder). Any such indemnified party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses or (ii) the indemnifying party shall have failed to promptly assume the defense of such action, claim or proceeding or (iii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party and that the assertion of such defenses would create a conflict of interest such that counsel employed by the indemnifying party could not faithfully represent the indemnified party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, claim or proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such action, claim or proceeding, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels). No indemnifying party shall be liable to an indemnified party for any settlement of any action, proceeding or claim without the written consent of the indemnifying party, which consent shall not be unreasonably withheld.

          7.4. Contributions. If the indemnification required by this Section 7 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Section 7:

          (i) The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any Violation has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in
Section 7.1 and Section 7.2, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

          (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 7.4(i). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          7.5. Survival of Indemnification. The obligations of the Company and the Selling Holders of Registrable Securities under this Section 7 shall survive the completion of any offering of Registrable Securities pursuant to a registration statement under this Agreement, and otherwise.

          Section 8. Transfer of Registration Rights. All rights of a Holder with respect to Registrable Securities pursuant to this Agreement may be Transferred by such Holder to any Person in connection with the unregistered Transfer of Registrable Securities to such Person, in all cases, if (v) the Company has not delivered to such Holder, within five business days following written notice from such Holder that it intends to Transfer Registrable Securities to such Person, a certificate of the Company signed by its President and Chief Executive Officer stating that the Board of Directors of the Company has made a reasonable good faith determination that such Person presently intends to make an unsolicited attempt to acquire control of the Company, (w) any such Transferee that is not a party to this Agreement shall have executed and delivered to the Secretary of the Company a properly completed agreement substantially in the form of Exhibit A, (x) any such Transferee who is not a party to this Agreement shall have agreed in writing to be bound by the Shareholder Agreement which is an Exhibit to the Stock Purchase

Agreement, (y) the Transferor shall have delivered to the Secretary of the Company, no later than 15 days following the date of the Transfer, written notification of such Transfer setting forth the name of the Transferor, name and address of the Transferee, and the number of Registrable Securities which shall have been so Transferred, and (z) after giving effect to such Transfer, there shall be no more than 10 Holders. No Transfer shall increase the Company's obligations to effect registrations or pay expenses thereof as otherwise provided in this Agreement.

          Section 9. Holdback. Each Holder entitled pursuant to this Agreement to have Registrable Securities included in a registration statement prepared pursuant to this Agreement, if so requested by the Underwriters' Representative in connection with an offering of any Registrable Securities, shall not effect any public sale or distribution of shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten registration), during the five-day period prior to, and during the 180-day period beginning on, the date such registration statement is declared effective under the Securities Act by the Commission, unless some other period is required by an underwriter, provided that such Holder is timely notified of such effective date in writing by the Company or such Underwriters' Representative. In order to enforce the foregoing covenant, the Company shall be entitled to impose stop-transfer instructions with respect to the Registrable Securities of each Holder until the end of such period.

          Section 10. Covenants of the Company. The Company hereby agrees and covenants as follows:

          10.1. Exchange Act Reports. The Company shall use its best efforts to file as and when applicable, on a timely basis, all reports required to be filed by it under the Exchange Act. If the Company is not required to file reports pursuant to the Exchange Act, upon the request of any Holder of Registrable Securities, the Company shall make publicly available the information specified in subparagraph (c)(2) of Rule 144 of the Securities Act, and take such further action as may be reasonably required from time to time and as may be within the reasonable control of the Company, to enable the Holders to Transfer Registrable Securities without registration under the Securities

Act within the limitation of the exemptions provided by Rule 144 under the Securities Act or any similar rule or regulation hereafter adopted by the Commission.

          10.2. No Public Sale; Future Agreements. (i) In the event of a Registration Statement which is filed pursuant to this Agreement and which is underwritten, and if so requested by the Underwriters' Representative, the Company shall not, and shall not permit its majority-owned subsidiaries to, effect any public sale or distribution of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, during the five business days prior to, and during the 180-day period beginning on, the commencement of such underwritten public distribution of the Registrable Securities pursuant to any registration statement prepared pursuant to Section 2 of this Agreement (other than by the Company pursuant to such registration if the registration is pursuant to Section 3 and except pursuant to a registration statement on Form S-4 or S-8 or any successor form) unless some other period is required by the Underwriters' Representative.

          (ii) Any agreement entered into after the date of this Agreement pursuant to which the Company or any of its majority-owned subsidiaries issues or agrees to issue any privately placed securities similar to any issue of the Registrable Securities (other than (x) shares of Common Stock pursuant to a stock incentive, stock option, stock bonus, stock purchase or other employee benefit plan of the Company approved by its Board, and (y) securities issued to Persons in exchange for ownership interests in any Person in connection with a business combination in which the Company or any of its majority-owned subsidiaries is a party) shall contain a provision whereby holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in the first sentence of Section 10.2(i), in each case including a sale pursuant to Rule 144 under the Securities Act (unless such Person is prevented by applicable statute or regulation from entering into such an agreement).

          10.3. Merger, Consolidation, Reorganization, Etc. The Company shall not, directly or indirectly, (x) enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation or
(y) Transfer or agree to Transfer all or substantially all the Company's assets, unless prior to such merger, consolidation, reorganization or asset Transfer, the surviving corporation or the Transferee, respectively, shall have agreed in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to "Registrable Securities" shall be deemed to include the securities which the Holders of Registrable Securities would be entitled to receive in exchange for Registrable Securities pursuant to any such merger, consolidation or reorganization.

          10.4. Grant of Registration Rights to Others. The Company shall not grant any registration rights to any Person (other than a Holder of Registrable Securities) that are superior to the rights granted under this Agreement or that would entitle the holder thereof to have securities owned by it included in a Demand Registration.

          Section 11.  Amendment, Modification and Waivers; Further Assurances.

          (i) This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act of Holders owning Registrable Securities possessing a majority in number of the Registrable Securities then outstanding.

          (ii) No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

          (iii) Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

          Section 12. Assignment; Benefit. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, assigns, executors, administrators or successors; provided, however, that except as specifically provided herein with respect to certain matters, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by the Company without the prior written consent of Holders owning Registrable Securities possessing a majority in number of the Registrable Securities outstanding on the date as of which such delegation or assignment is to become effective. A Holder may Transfer its rights hereunder to a successor in interest to the Registrable Securities owned by such assignor only as permitted by Section 8.

          Section 13.  Miscellaneous.

          13.1. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

          13.2. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or when sent by registered or certified mail or by private courier addressed as follows:

               If to the Company, to:

               HBO & Company
               301 Perimeter Center North
               Atlanta, Georgia  30346
               Attention: James A. Gilbert, Esq.
                          Vice President and General Counsel

               With a copy to:

               Jones, Day, Reavis & Pogue
               3500 One Peachtree Center
               Atlanta, Georgia  30308-3242
               Attention: Robert W. Smith, Esq.

               If to FDC, to:

               First Data Corporation
               401 Hackensack Avenue
               Hackensack, New Jersey  07601
               Attention: Robert J. Levenson
                          Executive Vice President

               With a copy to:

               First Data Corporation
               2121 North 117th Avenue
               Omaha, Nebraska  68164
               Attention: David P. Bailis, Esq.
                          General Counsel

               and

               Sidley & Austin
               One First National Plaza
               Chicago, Illinois  60603
               Attention:  Frederick C. Lowinger, Esq.

or to such other address as such party may indicate by a notice delivered to the other party hereto. With respect to Transferees, all notices or other communications shall be delivered to the address specified in the relevant agreement in the form of Exhibit A whereby the Transferee became bound by the provisions of this Agreement.

          13.3. Entire Agreement; Integration. This Agreement supersedes all prior agreements between or among any of the parties hereto with respect to the subject matter contained herein and therein, and such agreements embody the entire understanding among the parties relating to such subject matter with the exception of the Stock Purchase Agreement and the Shareholder Agreement attached thereto as an Exhibit.

          13.4. Injunctive Relief. Each of the parties hereto acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that in the event of such a breach hereof the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach hereof. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

          13.5. Section Headings. Section headings are for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

          13.6. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument. All signatures need not be on the same counterpart.

          13.7. Severability. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions of this Agreement, unless the result thereof would be unreasonable, in which case the parties hereto shall negotiate in good faith as to appropriate amendments hereto.

          13.8. Filing. A copy of this Agreement and of all amendments hereto shall be filed at the principal executive office of the Company with the corporate recorder of the Company.

          13.9. Termination. This Agreement may be terminated at any time by a written instrument signed by the parties hereto. Unless sooner terminated in accordance with the preceding sentence, this Agreement (other than Section 7) shall terminate in its entirety on the earlier of (a) such date as there shall be no Registrable Securities outstanding and (b) the date that is three years from the date hereof, provided, however, that on such date all Holders are able to sell the Common Stock previously subject to this Agreement pursuant to Rule 144(k) under the Securities Act. The parties hereto agree that any shares of

Common Stock previously subject to this Agreement shall not be Registrable Securities following the sale of any such shares in an offering registered pursuant to this Agreement.

          13.10. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees (including any fees incurred in any appeal) in addition to its costs and expenses and any other available remedy.

          13.11. No Third Party Beneficiaries. Except in respect of any Person entitled to indemnification or contribution pursuant to Section 7, nothing herein expressed or implied is intended to confer upon any Person, other than the parties hereto or their respective permitted assigns, successors, heirs and legal representatives, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.



                              HBO & COMPANY


                              By: /s/ James A. Gilbert
                                  --------------------------

                              Its: Vice President
                                   -------------------------



                              FIRST DATA CORPORATION


                              By: /s/ John S. Zieser
                                  --------------------------

                              Its: Assistant Secretary
                                   -------------------------

                                                                       EXHIBIT A

                                                                 to Registration
                                                                Rights Agreement



                             AGREEMENT TO BE BOUND
                      BY THE REGISTRATION RIGHTS AGREEMENT
                         AND THE SHAREHOLDER AGREEMENT

          The undersigned, being the transferee of ______ shares of the common stock, $.05 par value per share [or describe other capital stock received in exchange for such common stock] (the "Registrable Securities"), of HBO & Company, a Delaware corporation (the "Company"), as a condition to the receipt of such Registrable Securities, acknowledges that matters pertaining to the registration and transfer of such Registrable Securities are governed by the Registration Rights Agreement dated as of __________, 1995 initially among the Company and First Data Corporation, a Delaware corporation ("FDC") (the "Registration Rights Agreement"), and the Shareholder Agreement dated as of _________, 1995 between FDC and the Company (the "Shareholder Agreement") (the Registration Rights Agreement and the Shareholder Agreement together constituting the "Agreements"), and the undersigned hereby (1) acknowledges receipt of copies of the Agreements, and (2) agrees to be bound as a Holder and as an Interested Party by the terms of the respective Agreements, as they have been or may be amended from time to time.

          Agreed to this __ day of ______________, ____________.

                         _________________________________

                         _________________________________*

                         _________________________________*

*Include address for notices.

                                      A-1